Exhibit 1.1

NORTH AMERICAN PALLADIUM LTD.

ANNUAL INFORMATION FORM

For the year ended December 31, 2012

Dated as of March 20, 2013

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	2
REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION	3
CORPORATE STRUCTURE	4
DESCRIPTION OF THE BUSINESS AND GENERAL DEVELOPMENTS	6
Three Year History	6
Business Overview	11
General Description of Palladium	12
Palladium Supply and Demand Fundamentals	13
The Lac des Iles Property	15
Other Mineral Properties in Ontario	30
Other Mineral Properties in Quebec	34
ENVIRONMENT	38
DIVIDENDS	40
CAPITAL STRUCTURE	40
MARKET FOR SECURITIES	42
DIRECTORS AND EXECUTIVE OFFICERS	43
LEGAL PROCEEDINGS	47
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	48
TRANSFER AGENT AND REGISTRAR	48
MATERIAL CONTRACTS	48
INTERESTS OF EXPERTS	48
RISK FACTORS	50
AUDIT COMMITTEE INFORMATION	60
ADDITIONAL INFORMATION	61
AUDIT COMMITTEE MANDATE	62
IMPERIAL-METRIC CONVERSION TABLE	67
GLOSSARY OF TERMS	67

FORWARD-LOOKING STATEMENTS

This Annual Information Form (“AIF”) contains ‘forward-looking statements’ and/or ‘forward-looking information’, which include future-oriented financial information, within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward looking statements. The words ‘expect’, ‘believe’, ‘anticipate’, ‘target’, ‘plan’, ‘may’, ‘will’, ‘intend’, ‘estimate’, and similar expressions identify forward-looking statements, although these words may not be present in all forward-looking statements. Forward-looking statements included in this AIF include, without limitation: information as to strategy, plans or future financial or operating performance, such as the Company’s (as defined below) expansion plans, project timelines, production plans, projected cash flows or capital expenditures, cost estimates, mining or milling methods, projected exploration results, resource and reserve estimates and other statements that express management’s expectations or estimates of future performance.

Forward-looking statements, including future-oriented financial information, are necessarily based on a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this AIF, which may prove to be incorrect, include, but are not limited to the following:

•	that the Lac des Iles property will be and remain viable operationally and economically;

•	that expectations for mill feed head grade, recovery rates and mill performance will be as expected at the Lac des Iles property;

•	the plans for mine production, mine development projects including the Lac des Iles mine (the “LDI Mine”) expansion, mill production and exploration will proceed as expected and on budget;

•	market fundamentals will result in reasonable demand and prices for palladium and by-product metals in the future;

•	the Company will not be subject to any environmental disasters, significant regulatory changes or material labour disruptions;

•

the information and advice the Company has received from its employees, consultants and advisors relating to matters such as mineral resource and mineral reserve estimates, engineering, mine planning, metallurgy, permitting and environmental matters is reliable and correct and, in particular, that the models used to calculate mineral resources and mineral reserves are appropriate and accurate;

•	the Company and its contractors will be able to attract and retain qualified employees; and

•	financing for the Company’s expansion and production plans will be available on reasonable terms.

North American Palladium Ltd. and its subsidiaries (“NAP” or the “Company”) caution the reader that such forward-looking statements involve known and unknown risks that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risks include, but are not limited to: the possibility that commodity prices and foreign exchange rates may fluctuate; the possibility that general economic conditions may deteriorate; the inability to meet production level and cost estimates; inaccuracy of mineral resource and reserve estimates; decreases in the market price of palladium or other metals may render the mining of reserves uneconomic; the demand for, and cost of, exploration, development and construction services; the possibility of construction and commissioning delays; the risks related to future exploration programs, including the risk that future exploration will not replace mineral resources and mineral reserves that become depleted; inherent risks associated with mining and processing including environmental hazards; the uncertainty as to the Company’s ability to achieve or maintain projected production levels at the LDI Mine; the pursuit of any particular transaction or strategic alternative in connection with the strategic review process being undertaken in respect of the sale of the Company’s Quebec-based gold division; the potential uncertainty related to title to the Company’s mineral properties; the risk that the Company may not be able to obtain external financing necessary to continue its expansion and production plans; the Company’s reliance on third parties for smelting and refining the concentrate that is produced at the Lac des Iles mill; employment disruptions, including in connection with collective agreements between the Company and unions; environmental and other regulatory requirements; the costs of complying with environmental legislation and government regulations; the risk that permits and regulatory approvals necessary to conduct operations will not be available on a timely basis, on reasonable terms or at all; loss of key personnel; competition from other producers of platinum group metals (“PGMs”) and from potential new producers; risks involved in current or future litigation (including class actions) or regulatory proceedings; the development of new technology or new alloys that could reduce the demand for palladium; the ability of the Company to comply with the terms of its credit facility, senior secured notes, convertible debentures or future credit facilities; risks related to the Company’s hedging strategies; lack of infrastructure necessary to develop the Company’s projects; the ability of the Company to maintain adequate internal control over financial reporting and disclosure controls and procedures.

All of the forward looking statements made in this AIF are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the projected results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. The forward-looking statements are not guarantees of future performance. All forward looking statements in this Annual Information Form are made as at December 31, 2012, unless otherwise indicated, and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION

The information in this AIF is presented as at December 31, 2012 unless otherwise indicated.

Unless otherwise indicated, all dollar amounts referred to herein are in Canadian dollars.

Unless otherwise indicated, all financial information included herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Unless otherwise indicated, all reserve and resource estimates included in this annual information form have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this document uses the terms “measured resources,” “indicated resources” and “inferred resources”. Investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve”. U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. In addition, disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth in this AIF may not be comparable with information made public by companies that report in accordance with U.S. standards.

CORPORATE STRUCTURE

The Company is the successor to Madeleine Mines Ltd., a company incorporated under the Mining Companies Act (Quebec) by letters patent in 1968. The Company completed its initial public offering in 1968 and has been listed with the Toronto Stock Exchange (the “TSX”) since December 19, 1968. In January 1992, Madeleine Mines Ltd. was amalgamated with 2945-2521 Quebec Inc. and the amalgamated company was wound up into the federally incorporated parent company, 2750538 Canada Inc. (“2750538”). 2750538 changed its name to Madeleine Mines Ltd. and, in June 1993, the name was changed to North American Palladium Ltd. The Company continues to exist under the Canada Business Corporations Act (“CBCA”). The Company has two wholly-owned subsidiaries: Lac des Iles Mines Ltd. (“LDI”) and NAP Quebec Mines Ltd. (“NAP Quebec”) (formerly Cadiscor Resources Inc. (“Cadiscor”)).

In 1991, LDI was incorporated under the CBCA as a subsidiary of Madeleine Mines Ltd. to hold a 50% interest in the Lac des Iles palladium property located approximately 85 kilometres northwest of the city of Thunder Bay. In 1994, LDI acquired the remaining 50% interest in the Lac des Iles property from Sheridan Platinum Group Ltd. to become the sole owner of the property.

Cadiscor was incorporated under the CBCA in 2006. On May 26, 2009, the Company acquired all of the issued and outstanding shares of Cadiscor pursuant to a plan of arrangement under the CBCA and Cadiscor became a wholly-owned subsidiary of NAP. In March of 2011, Cadiscor changed its name to NAP Quebec Mines Ltd. On May 10, 2010, the Company acquired the Vezza project in the Abitibi region of Quebec from Agnico-Eagle Mines Ltd. (“Agnico-Eagle”) and the project was subsequently transferred to NAP Quebec. NAP Quebec owns various other gold properties located in Quebec, including the Sleeping Giant mine and mill, the Flordin property, the Discovery project, and the Dormex property.

On May 20, 2010, the shareholders of the Company passed a special resolution authorizing an amendment to the articles of incorporation to cancel the class of shares of the Company known as the “special shares”. The Company had inherited these special shares by virtue of the amalgamation with 2750538 described above.

The Company’s head and registered office is located at 200 Bay Street, Suite 2350, Royal Bank Plaza, South Tower, Toronto, Ontario, M5J 2J2, Canada, Telephone: (416) 360-7590, Facsimile: (416) 360-7709.

The following chart describes the Company’s subsidiaries and properties as at March 20, 2013. The percentage ownership is indicated for each entity. Several of the option agreements referenced below have not been fully exercised.

DESCRIPTION OF THE BUSINESS AND GENERAL DEVELOPMENTS

Three Year History

2010

Due to the recovery in the price of palladium, in December of 2009, NAP announced the restart of mining operations at the Company’s LDI Mine, which was expected to be fully operational early in the second quarter of 2010. The LDI Mine had been put on care and maintenance in October 2008 due to the impact of the global financial crisis on metal prices.

In the first quarter of 2010, the Company achieved commercial production at the Sleeping Giant mine. Due to encouraging drill results, the Company commenced deepening the mine shaft by 200 metres to allow for the development of three new mining levels.

Following the decision to commence initial development of the Offset Zone at the LDI Mine, the Company began development in February 2010 of a 1,500 metre ramp from the bottom of the Roby Zone to the top of the Offset Zone at the LDI Mine to provide initial access for shaft construction required to mine the Offset Zone.

On March 31, 2010, the Company filed a NI 43-101 report for the Sleeping Giant gold mine entitled, “Updated Reserves and Resources on December 31, 2009 The Sleeping Giant Mine, Northwestern Quebec” prepared by Vincent Jourdain, P.Eng., a qualified person under NI 43-101.

On April 6, 2010, the Company released a mineral reserve and resource update for the Sleeping Giant mine, as well as a first-time mineral resource estimate for its Flordin property.

In the second quarter of 2010, the Company restarted underground production from the Roby Zone at the LDI Mine. The Company also signed a new collective agreement with the United Steelworkers and renewed its smelting and refining contract with Xstrata Nickel (“Xstrata”).

On April 28, 2010, the Company announced the completion of a bought deal prospectus offering of 20 million units for total gross proceeds of $100 million. Each unit consisted of one common share in the Company (a “Common Share”) and one half of a Common Share purchase warrant of the Company. The warrants expired on October 28, 2011.

On May 10, 2010, the Company acquired the Vezza gold project in the Abitibi region of Quebec from Agnico-Eagle. The Vezza property is situated 85 kilometres by paved road from NAP’s Sleeping Giant mine and mill.

On May 27, 2010, the Company announced the results of an updated resource estimate for the Offset Zone at the LDI Mine. The updated estimate was prepared by Roscoe Postle Associates Inc. (“RPA”).

In June 2010, the Company signed an option and purchase agreement to acquire a 100% interest in the Legris Lake property, which is located southeast of the LDI Mine.

In July 2010, the Company entered into a $30 million operating line of credit with a major Canadian bank. The credit facility was intended to be used for working capital liquidity and general corporate purposes.

On August 16, 2010, the Company announced the results of a technical report and preliminary economic assessment on the Offset Zone at the Lac des Iles property completed by P&E Mining Consultants Inc., with input from other consulting firms. The report aimed to highlight a preliminary approach to mining the Offset Zone, including details related to the development of the mine expansion.

In October 2010, the Company signed three option and purchase agreements to acquire a 100% interest in the Moose Calf and Kukkee gold properties, which are located near the Company’s Shebandowan property in Ontario. These properties have since been renamed the Shabaqua property.

In November 2010, NAP announced the discovery of a potential new PGM zone called the Sheriff Zone at the LDI Mine, located approximately 100 metres southeast of the Offset Zone, and announced additional PGE intersections from the Cowboy Zone and Outlaw Zone in the footwall to the Offset Zone.

On November 29, 2010, the Company filed a NI 43-101 report for the Lac des Iles property entitled, “Technical Report on the Lac des Iles Mine Property, Thunder Bay, Ontario, Canada” prepared by RPA.

On December 6, 2010, Greg Struble was appointed as Vice President and Chief Operating Officer of the Company.

On December 8, 2010, the Company announced that it elected to accelerate the expiry of the Series A warrants originally issued on September 30, 2009 and October 8, 2009. The Series A warrants expired on January 14, 2011.

2011

On February 18, 2011, the Company announced the completion of a bought deal prospectus offering of 2,667,000 flow-through Common Shares at a price of $8.25 per share for total gross proceeds of $22,002,750.

On March 22, 2011, the Company announced that its Board of Directors approved the adoption of a shareholder rights plan (the “Rights Plan”), which was subsequently approved by the Company’s shareholders at the annual and special meeting held on May 11, 2011. The Rights Plan is similar to plans adopted by other public companies in Canada, and was adopted to ensure shareholders are given fair treatment in the event of any take-over bid for the Company’s common shares and provide shareholders adequate time to properly evaluate an offer. The Rights Plan provides for the issuance of one right for each outstanding Common Share of the Company on the occurrence of certain events. The full text of the Rights Plan can be found under NAP’s SEDAR profile at www.sedar.com.

On March 30, 2011, the Board of Directors of the Company adopted a Majority Voting Policy for the election of directors in uncontested elections. Pursuant to that policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast at the meeting of shareholders, the director shall forthwith submit his or her resignation. The Board of Directors will then determine whether to accept the resignation as soon as possible and in any event within 90 days of the shareholders’ meeting.

On June 13, 2011, the Company released an updated mineral resource estimate for the Offset Zone at the LDI Mine.

On June 13, 2011, the Company filed a new NI 43-101 report for the Sleeping Giant mine entitled, “Technical Report, The Sleeping Giant Mine, Northwestern Quebec Reserves and Resources on December 31, 2010” prepared by Vincent Jourdain, Eng., Donald Trudel, Geo. and Marc-André Lavergne, Eng.

On June 28, 2011, the Company provided an update on the first tranche of drill results from its 2011 exploration program at the LDI Mine, including additional PGE intersections from the Cowboy Zone.

On September 14, 2011, additional results were released for the Lac des Iles property exploration program, including positive infill drill results in the Offset Zone and significant mineralization close to the deepest limit of the then current resource wireframe.

On July 12, 2011, the Company released results from its 2011 exploration program at the Company’s gold division in Quebec’s Abitibi region, including surface and underground drilling results at the Vezza project.

In July 2011, the Company increased its operating line of credit with a major Canadian bank from $30 million to $60 million to provide the Company with the financial flexibility to advance its development projects. The credit facility is secured by the Company’s accounts receivables and inventory.

In August 2011, the Company entered into an option and purchase agreement to purchase a 100% interest in the Salmi property, located near the LDI Mine.

On August 26, 2011, the Company released a mineral resource update for its Flordin property.

On October 4, 2011 the Company sold $70 million of senior secured notes (“Notes”) by way of a private placement, with Sprott Resource Lending Corp., who was the lead investor in the Notes. The Notes bear interest at a rate of 9.25% per year, payable semi-annually commencing on March 31, 2012, with a maturity date of October 4, 2014, and are subject to a Company option to extend for an additional year. The Company also issued a palladium warrant with each $1,000 note. Each palladium warrant entitles the holder to purchase 0.35 ounces of palladium at a purchase price of US$620 per ounce anytime up to October 4, 2014. The Company sold an additional $2 million of Notes and related palladium warrants on November 1, 2011.

On October 5, 2011, the Company provided an update on its mine expansion plan for the LDI Mine that factored in certain scope changes from its previous approach. The updated plan took into account the increased size of the Offset Zone resources, updated price assumptions for capital expenditures and newly available seismic information that impacted certain details of the mine design. The Company provided an update on its development progress, as well as clarifying certain details related to mining method and stope design, and capital expenditures.

2012

On January 17, 2012, the Company announced that the Vezza mine commenced processing a bulk sample at the Sleeping Giant mill, achieving results in line with expectations. The Company also announced its intention to cease mining operations at the Sleeping Giant mine due to an insufficient operating margin and that it would restructure the gold division, resulting in a non-cash impairment charge on the Company’s gold assets of approximately $50 million, which was reflected in fourth quarter 2011 financial results.

On January 30, 2012, the Company provided an update on the third and final tranche of drill results from its 2011 exploration program at the LDI Mine. Mineralization was discovered 300 metres to the west of the Offset, Cowboy and Outlaw zones and surface mineralization was encountered from trenches along the North VT Rim (500 metres northeast of the Lac des Iles open pit).

On February 24, 2012, the Company announced the appointment of Dr. David C. Peck as Head of Exploration of the Company, effective March 1, 2012.

On April 30, 2012, the Company announced the completion of a bought deal flow-through financing of 11,300,000 flow-through shares for total gross proceeds of $35,030,000.

On May 2, 2012, the Company entered into an agreement with Vale Canada Limited (“Vale”) for the smelting and refining of concentrate from the LDI Mine at the Vale Copper Cliff Nickel Smelter.

On May 3, 2012, the Company entered into an option and purchase agreement with Houston Lake Mining Inc. whereby the Company obtained an option to purchase a 100% interest the Tib Lake property located northwest of the LDI Mine, subject to a 2.5% NSR royalty in favour of a third party on a portion of the claims and a 2.5% NSR royalty in favour of Houston Lake Mining Inc. for the rest of the claims.

On July 9, 2012, after receiving necessary final production permits, the Company announced that it would delay commercial production at the Vezza project and begin exploring divestiture opportunities for its gold assets.

On July 10, 2012, the Company announced a bought deal financing of $43,000,000 principal amount of 6.15% convertible unsecured subordinated debentures with a maturity date of September 30, 2017. The offering was completed on July 31, 2012.

On July 16, 2012, the Company provided an update on its 2012 exploration program at the LDI Mine, including drill results from Offset Zone infill drilling, and confirmation that the Sheriff Zone extends to the surface.

On August 8, 2012, the Company released an updated mineral reserve and mineral resource estimate for the LDI Mine.

On September 13, 2012, the Company announced that its Chairman Andre Douchane was appointed Interim Chief Executive Officer, replacing William Biggar who retired effective September 30, 2012. The Company also announced that it commenced an executive search for a new permanent Chief Executive Officer.

On September 26, 2012, the Company entered into a purchase agreement with Platinex Inc. whereby the Company purchased a 100% interest in four unpatented mining claims near the Tib Lake property, subject to a 0.5% NSR royalty in favour of Platinex Inc.

On October 15, 2012, the Company provided a development update on its LDI Mine expansion, disclosing that the full operation of the shaft was delayed until the third quarter of 2013 and all other development was progressing on schedule.

On November 30, 2012 the Company announced the completion of a flow-through financing of 2,425,000 flow-through shares of the Company on a bought deal private placement basis for total proceeds of $4,001,250.

On December 11, 2012, the Company provided an update on its exploration activities at the LDI Mine including infill and extension drilling targeting the Offset Zone, and other greenfields properties in Ontario.

On December 13, 2012, the Company announced the resignation of Jeffrey Swinoga, Vice President, Finance and Chief Financial Officer of the Company, effective January 4, 2013.

On December 19, 2012, Tess Lofsky was appointed Vice President, General Counsel and Corporate Secretary.

2013 Year to Date

On January 14, 2013 the Company provided a development update on its LDI Mine expansion. The Company disclosed that it had made significant progress advancing the critical aspects of its mine expansion. On surface, the major construction components are completed while the shaft sinking was progressing well, in line with the Company’s scheduled rates of advancement.

On January 22, 2013, Dave Langille was appointed as Chief Financial Officer of the Company.

On January 31, 2013, the Company provided an update on its drill results from the second half of its 2012 underground and surface exploration programs at the Lac des Iles property. Definition drilling resulted in broad zones of lower grade palladium mineralization, containing local higher-grade intervals which enhanced the Sheriff Zone near-surface resource potential.

On February 13, 2013, the Company announced the filing of a final base shelf prospectus allowing the Company to make offerings of Common Shares (including flow through shares), debt securities, warrants and subscription receipts in an aggregate principal amount of up to US$300 million during the 25-month period that the shelf prospectus remains effective.

On February 19, 2013, the Company filed a new NI 43-101 report titled “Technical Report Lac des Iles Mine, Ontario, Incorporating Prefeasibility Study Offset Zone Phase 1” prepared by Tetra Tech WEI Inc. (“Tetra Tech”) for the LDI Mine (the “2013 LDI

Report”), which includes an initial mineral reserve estimate and prefeasibility study for Phase I of the Offset Zone. For the purposes of the 2013 LDI Report, the mineral reserves include the Phase I portion of the Offset Zone above the 990-metre mine level (4,490 metres elevation), which qualified due to density of drilling. The diluted mineable mineral reserves contained within the stope wireframe at a 2.5 g/t Pd cut-off grade were estimated to be 7,741,000 tonnes at a grade of 4.30 g/t Pd.

On February 21, 2013, the Company announced that at December 31, 2012, it had tested the gold division for impairment and concluded that the recoverable amount of the gold division was lower than the carrying value. As a result, the Company has recognized an impairment charge of $56.0 million on the assets for the year ended December 31, 2012.

On March 4, 2013, the Company announced the appointment of Mr. Robert Quinn to the position of Chairman and that Mr. Andre Douchane will continue to perform Chief Executive Officer responsibilities.

On March 15, 2013, the Company announced that its Board of Directors has adopted an advance notice by-law (the “By-Law”). The purpose of the By-Law is to provide shareholders, directors and management of the Company with a clear framework for nominating directors for election to the Board of Directors and timely information in connection with such nominations. Among other things, the By-Law requires that advance notice be given to the Company in circumstances where nominations of persons for election to the Board of Directors are made by shareholders other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the Canada Business Corporations Act; or (ii) a shareholder proposal made pursuant to the provisions of such Act. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the By-Law. The By-Law is currently in effect. The Company will ask shareholders to confirm and ratify the By-Law at its next annual and special meeting of shareholders on May 9, 2013. The full text of the By-Law can be found under NAP’s SEDAR profile at www.sedar.com.

Business Overview

The following contains forward-looking statements and future-oriented financial information about the Company’s business. Reference should be made to “Forward-Looking Statements” on page 2. For a description of material factors that could cause the Company’s actual results to differ materially from the forward-looking statements in the following, please see “Risk Factors” beginning on page 49. Additionally, the following description of the Company’s business includes many geological terms that may not be familiar to the reader. For a description of the meaning of some of these terms, please see the “Glossary of Terms” beginning on page 66.

North American Palladium Ltd. is an established precious metals producer that has been operating its flagship LDI Mine in Ontario, Canada since 1993. The Company’s vision is to become a low cost mid-tier precious metals producer producing over 250,000 ounces of palladium annually.

The Lac des Iles property (including the LDI Mine and mill complex) is the Company’s only material property. LDI is one of two primary palladium producers in the world, offering investors exposure to the price of palladium. The LDI Mine is currently undergoing a major expansion to transition operations from mining via ramp access to mining via shaft while utilizing a high volume bulk mining method. The mine expansion is currently underway, with production from the shaft targeted for the end of the third quarter of 2013. It is expected that this expansion will result in increased palladium production at a reduced cash cost per ounce. Through an investment of $127.5 million in 2012, the Company achieved a number of critical development milestones and was able to significantly advance the project. In 2012, the mine expansion development was primarily focussed on: (i) completing the surface construction activities; (ii) advancing underground development (including mine level development and setting up mining stopes) and (iii) sinking the shaft.

Beyond the LDI Mine expansion, there remains significant exploration upside near the mine, where a number of recent discoveries can potentially further increase production at the LDI Mine. The exploration upside is further complemented by the LDI Mine’s significant excess mill capacity and established infrastructure. Outside of the LDI Mine property, the Company’s regional PGE greenfields properties cover approximately 20,794 hectares (51,384 acres), including a majority of the most prospective mafic complexes in the area. The Company remains committed to maintaining a portfolio of development-stage and exploration-stage projects at and near the LDI Mine property and is actively engaged in significant exploration programs aimed at increasing its mineral reserves and mineral resources.

The Company also owns the Vezza gold project and the Sleeping Giant gold mine and mill located in the Abitibi region of Quebec, as well as other advanced projects including the Flordin project, the Discovery project, and the Shebandowan West project. The Company does not consider these properties to be material at this time. The Company is currently exploring opportunities for the divesture of its Quebec-based gold portfolio (held under its wholly-owned subsidiary NAP Quebec).

For the 2012 fiscal year, the Company’s revenue totalled $160.7 million. The Company’s revenue by commodity totalled $104.5 million for palladium, $17.8 million for platinum, $10.2 million for nickel, $18.6 million for gold, $9.2 million for copper and $0.4 million for other metals, representing approximately 65.0%, 11.1%, 6.3%, 11.6%, 5.7% and 0.2% respectively of its total consolidated revenue.

As of January 31, 2013, the Company had 422 employees. Of this number, 320 employees worked at the Lac des Iles property, 23 out of an exploration office in Thunder Bay, eight at the Company’s finance and administration office in Thunder Bay, 21 at the Vezza project, 25 at the Sleeping Giant mill complex, seven at the Company’s regional office in Val d’Or, four at the Company’s exploration office in Lebel-sur-Quévillon, and 14 at the Company’s corporate head office in Toronto.

General Description of Palladium

The Company produces concentrate at the Lac des Iles mill and may sell the concentrate directly to smelters for processing, into the spot market, or directly to end users after the palladium is refined. In each instance the price for palladium is expected to be determined with reference to prevailing spot market prices.

Platinum group metals are rare precious metals with unique physical characteristics that are used in diverse industrial applications and in jewellery. The unique characteristics of PGMs include: (1) strong catalytic properties; (2) excellent conductivity and ductility; (3) a high level of resistance to corrosion; (4) strength and durability; and (5) a high melting point. The six PGMs also include platinum, rhodium, ruthenium, iridium and osmium.

Demand for palladium is diversified by geography and end market. Palladium is primarily used in the manufacture of catalytic converters in the automotive industry, as well as in the manufacture of jewellery and electronics, and in dental and chemical applications. As a precious metal, there is also investment demand for palladium in the form of doré bars, generally held as physical inventory by exchange traded funds (“ETFs”) and institutional investors.

Palladium is typically produced as a by-product metal from either platinum mines in the Republic of South Africa (approximately 38% of world mine production) or Norilsk Nickel’s mines in Russia (approximately 41% of world mine production). North America contributes approximately 14% to the world’s supply of palladium. The Company’s LDI Mine is one of only two primary producers of palladium in the world.

Palladium Supply and Demand Fundamentals

Mine Supply

There are very few palladium producing regions worldwide and few known economically viable ore bodies. Russia and South Africa, which are known to be higher-risk jurisdictions, account for almost 80% of global mine palladium production, which was estimated to be approximately 6.3 million ounces in 2012. Growth in palladium mine supply is constrained, largely owing to political, infrastructure and cost issues in South Africa, declining palladium production in Russia, and a limited number of new projects on the horizon in the near term.

In particular, South African production is challenged by deeper mines, power and water limitations, higher operating costs, geopolitical risks, shortage of skilled labour, and the strengthening of currencies. There do not appear to be any near-term solutions in place, and the South African PGM mining industry has begun contracting with over 250,000 ounces of palladium lost in 2012 directly resulting from shutting down operations due to labour unrest and higher operating costs.

Secondary Supply

Secondary supply is derived from recycling (which is estimated to have contributed approximately 2.2 million ounces in 2012), and from a Russian government stockpile. The stockpile is believed to have contributed about 1 million ounces per year to the market in the past decade, and was consequently always considered to be a major overhang on the palladium price. It is estimated by industry experts that the Russian stockpile contribution has fallen to under 250,000 ounces in 2012 (record low), and accordingly this stockpile is now believed to be essentially depleted, or to no longer be a significant contributor to secondary supply.

Fabrication Demand

The primary source of fabrication demand is from the automotive sector, which consumes approximately 67% of world palladium production for the manufacture of catalytic converters. Palladium is used in a car’s exhaust system to help reduce harmful emissions into the environment by converting them into less harmful carbon dioxide, nitrogen and water vapour. Palladium, platinum and rhodium are the primary components in catalytic converters.

The demand for palladium in the automotive industry has more than doubled in the last ten years due to an increase in global automotive production and the tightening of emissions standards worldwide, resulting in steady growth in the use of catalytic converters.

The primary driver of growth in the automotive sector is from the emerging economies – Brazil, Russia, India and China (“BRIC”) – where there is emerging affluence, very low penetration of vehicles per capita, and the affordability factor is high due to low interest rates and leasing programs. Light global vehicle production is forecasted by IHS Automotive to increase at a compound annual growth rate of 4% to over 100 million units by 2017, with most of that growth driven by the BRIC economies.

Underpinning the demand for catalytic converters is the adoption of emission control standards in the BRIC economies, which mandate the use of catalytic converters. As the emission standards get more stringent, this translates into increased palladium usage in the catalytic converter. Catalytic converter manufacturers have also started to substitute palladium in place of platinum, where possible, for use in diesel powered engines. There is approximately 30% substitution of platinum with palladium in diesel engines.

Other sources of fabrication demand include: 12% from electronics, 5% from dental, and 5% from chemical, and 5% from jewellery. In the electronics industry, palladium’s demand has been rising in recent years. This increase is largely attributable to an increase in demand for palladium bearing semiconductors that are used in many electronic devices, including cellular telephones, personal and notebook computers, fax machines and home electronics. In the dental industry, palladium is widely used in alloys for dental restoration. Palladium is also used in the manufacture of jewellery and may be used either on its own or as an alloy in white gold. Additionally, palladium is used in crude oil refining catalysts, chemical process catalysts and various chemical applications, including the manufacture of paints, adhesives, fibres and coatings. Palladium is also used in the manufacture of polyester.

Investment Demand

An important macroeconomic trend has been the increase in demand for palladium for investment purposes. Strong investor sentiment for precious metals has provided support for a favourable palladium pricing environment. Increased participation by a greater variety of market participants, the resulting improvement in liquidity and the introduction of new investment vehicles are all improving investment demand for palladium.

Like gold, platinum and silver, palladium is increasingly viewed as an attractive precious metal that can help diversify investment portfolios. Together, the ETFs are believed to hold over 2 million ounces, and they are physically backed by palladium bars. In 2012, investment demand is estimated to have accounted for approximately 4% of total demand.

Price Outlook

The palladium market is forecasted by industry experts to be in a substantial supply deficit that started in 2012 due to the favourable outlook of strong fabrication and investment demand, constrained supply due to operational challenges in South Africa and a belief that the Russian palladium stockpile is nearing depletion. Other factors contributing to the projected deficit are the expected positive net investment in the ETF market, lower sales of palladium from Russia and South Africa, and increasing demand in autocatalyst applications.

In 2012, the average price of palladium was US$644 per ounce, ranging from a low of US$565 per ounce, to a high of US$722 per ounce. As of March 19, 2013, the price of palladium was US$733 per ounce.

The Lac des Iles Property

The Company’s only material property is the Lac des Iles property. The property is located approximately 85 kilometres northwest of the city of Thunder Bay, Ontario, Canada. The property consists of an open pit, a ramp-accessed underground mine, a shaft accessed underground mine (under construction), and a mill with a nominal capacity of approximately 15,000 tonnes per day. The primary deposits on the property are the Roby Zone and the Offset Zone; both disseminated magmatic nickel-copper-PGM deposits. The Company has also identified other mineralized areas, including the Sheriff Zone, Cowboy Zone, the Outlaw Zone and the North VT Rim.

The Company began mining the Roby Zone open pit in 1993 and in April of 2006, the Company also began commercial production underground by mining the higher grade portion of the Roby Zone. On October 29, 2008 the LDI Mine was placed on temporary care and maintenance due to declining metal prices during the global financial crisis.

Following improvements in palladium prices, the Company announced on December 8, 2009 its intention to restart underground operations at the Roby Zone and on April 14, 2010, the Company announced that it had resumed production at the Roby Zone.

In late 2010, the Company commenced the expansion of its LDI Mine. The purpose of the expansion is to transition operations from mining via ramp access to mining via shaft while utilizing a high volume bulk mining method. As part of the expansion plans, the Company is sinking a shaft to the depth of at least 825 metres below surface and setting up the underground infrastructure required to mine the Offset Zone using a high-volume bulk mining method. Production from the shaft is targeted for the end of the third quarter of 2013 and it is expected that this expansion will help transform the LDI Mine into a long life, low cost producer of palladium.

The following is a description of the Lac des Iles property that has largely been summarized from the 2013 LDI Report filed on February 19, 2013, which is available for review on SEDAR at www.sedar.com, and is subject to, and is qualified in its entirety by reference to the 2013 LDI Report. The authors of the 2013 LDI Report are “qualified persons” under NI 43-101. The mineral reserve and mineral resource estimates for the Lac des Iles property were prepared with an effective date of March 31, 2012.

Project Description and Location

The Lac des Iles property is located at latitude 49°10’ north, longitude 89°37’ west, 85 kilometres northwest of the community of Thunder Bay in northwestern Ontario. The Lac des Iles property comprises approximately 8,649 hectares (21,371 acres) of mineral claims and leases. LDI, a wholly owned subsidiary of NAP, holds a 100% interest in six mining leases, comprising 3,513 hectares (8,680 acres). Contiguous with these leases are 54 mineral claims (consisting of 331 claim units) held 100% by LDI and covering 5,136 hectares (12,691 acres).

Figure 1: Lac des Iles property location map

On August 31, 1994, LDI, Sheridan Platinum Group Ltd. (“SPG”) and John Patrick Sheridan (“Sheridan”) entered into a royalty agreement pursuant to which SPG and Sheridan transferred certain Lac des Iles property claims and leases to LDI in exchange for a NSR royalty. Pursuant to the royalty agreement, NAP is required to pay SPG and Sheridan 5% of the NSR royalty at LDI Mine until the expiration of the Lac des Iles property leases. Four of the six mining leases expire on August 31, 2027, and the remaining two leases expire on September 30, 2027.

The following are the mineralized zones of the Lac des Iles property:

•

Roby Open Pit Zone: A bulk-mineable, PGE-enriched disseminated sulphide deposit with a minimum north to south length of 950 metres, and a width of 815 metres, including the Twilight Zone in the southwestern portion of the deposit. Mining of this zone commenced in 1993 and continues to this day.

•

Roby Underground Zone (High Grade Zone): The Roby Underground Zone is primarily confined to a 400 metres long segment of the pyroxenite, although it does extend northward into the gabbronorite. The High Grade Zone, striking north-northwest to north-northeast, dips almost vertically near surface and flattens to nearly 45° at depth. The zone appears to be terminated down dip to the Offset Fault. Mining of this zone commenced in 2006 and continues to this day.

•

Offset Zone: Discovered in 2001, this zone is located below the Offset Fault structure, where it is displaced down and approximately 300 metres to the west. The Offset Zone can be split into three horizons and has been divided into three subzones: the High Grade Subzone, the Mid Subzone, and the Footwall Subzone.

•

Sheriff Zone: Discovered in 2010, this zone is a combination of the former Southeast Roby and South Pit zones connected through further drilling, previously believed to have been the Twilight Zone. It is located approximately 100 metres south east of the Offset Zone.

•	Baker Zone: Located approximately 1 kilometre northeast from the Roby and Twilight zones.

•

Moore Zone: A low-grade, presently uneconomic, mineralized zone, located approximately 500 metres south of the current Roby Pit with similar lithologies and textures to other Mine Block Intrusive (“MBI”) breccias.

•	Creek Zone: Located approximately 2 kilometres northeast of the Roby Pit in the northeastern nose of the MBI, near the contact with the north Archean Lac des Iles Intrusive Complex.

•	Cowboy Zone: Discovered in 2009, this zone is located 30 to 50 metres down section to the west of the Offset Zone and extends for up to 250 metres along strike and 350 metres down dip.

•	Outlaw Zone: Discovered in 2009, this zone lies approximately 30 to 60 metres west of the Cowboy Zone and further down section into the footwall of the Offset Zone.

•	Southern Norite Zone: Sits relatively along strike from the Offset Zone and 150 metres south of the shaft.

The Company reports that its operations and facilities comply in all material respects with legislation in effect as of the date of the 2013 LDI Report and that it holds all necessary approvals and licenses for its operations at the mine and for all planned expansion projects. The Company believes that the LDI Mine is current with its permitting and licensing requirements.

The Company is responsible for all costs of closure and reclamation at the LDI Mine and the current mine closure plan currently provides for approximately $14.1 million of closure and reclamation costs. This obligation is secured by a letter of credit in the amount of approximately $14.1 million. A closure plan amendment was recently submitted to MNDM to include new developments within the footprint, including the shaft, and the Company’s plan to potentially expand mining operations by developing the north expansion of the existing pit and the Baker Zone.

Accessibility, Climate, Local Resources, Infrastructure and Physiology

The Lac des Iles property is located approximately 85 kilometres northwest of Thunder Bay. Access to the site is provided by a year-round gravel access road (which is open to the public and maintained by the Company) that connects to Provincial Highway 527 at a point 16 kilometres east of the mine. The nearest access to rail transport would be at Thunder Bay or Armstrong, Ontario, approximately 85 kilometres to the south and 133 kilometres to the north, respectively. Air access is available in Thunder Bay and Armstrong, Ontario. Thunder Bay has an international airport which is serviced by several major airlines. Thunder Bay provides most of the services and mine and mill consumables required by NAP’s Lac des Iles property and its Offset Zone Phase I project, as well as access to experienced staff and personnel with good mining and processing expertise.

The Lac des Iles property is located in northwestern Ontario which lies within the Superior Province of the Canadian Precambrian Shield. The topography of the site is favourable for the placement of facilities, being generally of low relief. Elevations on the Lac des Iles property range from 418 to 550 metres above sea level, exclusive of the open pit.

The Lac des Iles property experiences hot summers and cold winters, which is typical of the region. Maximum and minimum temperatures range from an extreme low of -30°C in the winter months to an extreme high of 38°C in the summer months. The average winter and summer temperatures are -13°C and 15°C, respectively. Mean annual precipitation for the Lac des Iles property is approximately 469 millimeters. Mill operations are enclosed and are not exposed to the weather other than feed inputs. Weather conditions are rarely severe enough to halt mining operations, although it does impact safe traction on the access roads and ramps within the open pit.

Water and sewer services are supplied independently for each facility and are considered by the Company to be adequate for current needs. Expansion of potable water and sewer services were completed in 2011 for the underground workforce additions. Electrical power is supplied by Hydro One via a 118 kilovolt line to a two-main substation on-site, pursuant to services agreement. The Company intends on retaining its current practice of using natural elevation differences where possible, such that water is diverted away from buildings and drains away in existing ditches to the lower lying areas, for storm water management.

The main facilities on the Lac des Iles property are: the operations camp; the old camp; main office and tire shop; the old mill; the new mill complex; the open pit shops; the warehouse and operational offices; the old concentrator building; the open pit and stockpile area; the underground portal and related ventilation accesses; and the tailings management facility (the “TMF”). There is also new infrastructure related specifically to the Offset Zone, which has been constructed in the past two years to accommodate the future mine expansion, including the shaft headframe, the hoist house, the compressor building, the mine dry, the substation and the surface load out facility.

In 2006, a 324-person operations camp and recreational complex was built in conjunction with the construction of the new mill. It is expected that this facility will be sufficient to accommodate the underground workforce once construction activities wind down. A construction camp was established in 2011, to accommodate added surface and underground construction workers during the peak construction period associated with readying the Offset Zone Phase I for production through the shaft facilities.

The LDI Mine has been operating a TMF since 1990. The TMF on the Lac des Iles property has two sections, the West TMF and the South TMF, which are located adjacent to one another, southwest of the open pit. Currently, all wastes created by the milling process are deposited in the South TMF. The West TMF has been closed upon reaching capacity and is undergoing progressive remediation. The tailings area is monitored according to industrial sewage works requirements set out by the Ministry of Environment (Ontario).

History

Geological investigations in the area began with reconnaissance mapping in the early 1930s, and again in the late 1960s, sparked by the discovery of aeromagnetic anomalies in the late 1950s. Various exploration programs were undertaken over the next 25 years by a number of companies, including F.H. Jowsey Limited, Gunnex, Anaconda American Brass Limited, Boston Bay, and Madeleine Mines.

In 1992, the Company acquired the Lac des Iles property, with open pit production commencing in 1993. Until 2008, the Company operated a combined open pit and underground mine from the Roby Zone and a 14,000 tonnes per day (“t/d”) processing plant, producing a bulk nickel-copper-PGE concentrate with gold credits. On October 21, 2008, NAP announced that, due to depressed metal prices, it was temporarily placing Lac des Iles property on care and maintenance effective October 29, 2008. The LDI Mine produced 212,046 oz of palladium in 2008 prior to going on care and maintenance.

When palladium prices began to recover in December 2009, NAP announced that it would restart operations as an underground only mine. On April 14, 2010, NAP announced that the Roby underground mine was back in production, with a potential two- to three-year mine life.

In 2010, the LDI Mine produced 95,057 oz of palladium, and in late 2010 the Company commenced its underground mine expansion to access the Offset Zone. The Offset Zone is believed to be the fault-offset, down-dip extension of the Roby Zone, a disseminated magmatic nickel-copper-PGE deposit. Mine expansion was scoped out to consist of shaft sinking, extending the ramp from the Roby Zone to the Offset Zone, as well as surface and underground development to facilitate the mining of the Offset Zone using a high volume bulk mining method.

In 2011, while the Company balanced underground development with production, the LDI Mine produced 146,624 oz. of palladium from the blending of underground ore with lower-grade surface stockpile sources. In 2012, the Roby Zone open pit was restarted and blended with underground production from the Roby Zone and Offset Zone. As of year-end 2012, the LDI Mine produced 163,980 oz. of palladium from both underground and surface sources. Mining of the first Offset Zone stope commenced in the fourth quarter of 2012, and the shaft sinking was significantly advanced.

Geological Setting

The LDI Mine area is underlain by mafic to ultramafic rocks of the Archean Lac des Iles Intrusive Complex. These rocks have intruded granites and greenstones of the Wabigoon Subprovince of the Superior Province and lies immediately north of the Wabigoon-Quetico Subprovince boundary, which extends approximately 300 kilometres from Rainy Lake to Lake Nipigon. The Archean Lac des Iles Intrusive Complex is the largest of a series of mafic and ultramafic intrusions that occur along the boundary and which collectively define a 30 kilometres in diameter circular pattern. The LDI Mine lies in the southern portion of the Archean Lac des Iles Intrusive Complex, in a roughly elliptical intrusive package measuring 3 kilometres long by 1.5 kilometres wide, termed the MBI.

The MBI hosts a number of PGE deposits. The most important of these are the Roby Zone (including its three subzones: the North Roby Zone, the High Grade Zone, and the Breccia Zone) and the Offset Zone. The MBI comprises rocks with a very wide range of textures, and mafic and ultramafic compositions. The principal rock types in the Offset Zone area include: East Gabbro (“EGAB”); Heterolithic Gabbro Breccia (“HGABBX”); Varitextured Gabbro; Gabbro; Magnetic Gabbro; Pyroxenite; Gabbronorite; Gabbronorite Breccia; and Dikes.

The Offset Zone is a high-grade zone located below the Offset Fault structure where it is displaced down and approximately 300 metres to the west. The Offset Zone can be split into three horizons and has been divided into three subzones: the High Grade Subzone, the Mid Subzone, and the Footwall Subzone. The apparent width of the mineralization in: (a) the High Grade Subzone varies from 4 to 30 metres, with an average of 15 metres; (b) the Mid Subzone varies from 4 to 90 metres, with an average of 15 metres; and (c) the Footwall Subzone varies from 4 to 20 metres, with an average of 7 metres.

Exploration

The Company has conducted surface exploration on the mining lease using the overburden stripping and trenching technique. In 2010, 18 separate trenches were dug for a total length of 908 metres. In 2011, 14 separate trenches were opened for a total of approximately 1,000 metres. In 2012, eight trenches were completed for a total of 1,245 metres.

In January 2012, the Company provided an update on the third and final tranche of drill results from its 2011 exploration program at the LDI Mine. Mineralization was discovered 300 metres to the west of the Offset, Cowboy and Outlaw Zones and surface mineralization was encountered from trenches along the North VT Rim (500 metres northeast of the Lac des Iles open pit).

On July 16, 2012, the Company provided an update on its 2012 exploration program at the LDI Mine, including drill results from Offset Zone infill drilling, and confirmation that the Sheriff Zone extends to the surface.

On December 11, 2012, the Company provided an update on its exploration activities at the LDI Mine including infill and extension drilling targeting the Offset Zone and other greenfields properties in Ontario.

Mineralization

PGE and base metal mineralization at the Lac des Iles property appears to be dominantly stratabound along the contact between the EGAB and the mineralized HGABBX. Within the HGABBX, there is a high-grade core typically constrained to an easily recognized pyroxenite unit. Visible PGE mineralization is rare and its occurrence is difficult to predict. In general, economic PGE grades are anticipated within gabbroic to pyroxenitic rocks (in close proximity to the marker unit EGAB) that exhibit strong sausseritization of plagioclase feldspars, strong talcose alteration and association with either disseminated or blebby secondary sulphides. Higher PGE grades (mean – 7.89 grams per tonne (“g/t”) palladium, maximum – 55.95 g/t palladium) occur in those portions of the pyroxenite that are altered to an assemblage of amphibole (anthophyllite-actinolite-hornblende)-talc-chlorite. PGE grades show varying degrees of correlation with nickel and copper grades. The 2013 LDI Report notes that some parts of the deposit have very good PGE-copper-nickel (and sulphur) correlations, while others show no significant, positive correlation between PGE and copper or nickel. Sulphides typically occur as fine-grained disseminations of less than 1 to 3% and of varying proportions of pyrrhotite, pyrite, chalcopyrite, and pentlandite. The high-grade mineralization is located primarily within the western, highly altered portion of the pyroxenite, since much of the pyroxenite between the barren EGAB and the High Grade Zone is low-grade. The higher-grade “High Grade ore” is not restricted to the pyroxenite as it commonly straddles the pyroxenite/gabbro breccia contact to widths exceeding 250 metres.

Figure 2: Lac des Iles property mineralized zones

The majority of platinum-group minerals occur either interstitially to sulphides as cumulus grains or are associated with sulphides at sulphide-silicate boundaries, occurring as discrete mineral inclusions within secondary silicates of altered rocks. Palladium and platinum mineralization within the High Grade Zone consists primarily of fine-grained palladium-telluride minerals; kotulskite, michenerite, palladium-arsenide, PGE sulphide, and vysotskite.

Drilling

Prior owners of the LDI Mine drilled 135 holes totalling 21,425 metres on the LDI Mine, while the Company and its predecessor company drilled 1,747 holes totalling 594,858 metres on the LDI Mine.

Surface drilling on the LDI Mine in 2012 totalled approximately 19,405 metres in 81 diamond drill holes. Due to the influx of storm water into mine workings in late May 2012 underground drilling was suspended until October 2012. A total of 148 drillholes drilled from underground targeting both the Offset and Roby zones were completed for approximately 30,742 metres. All drilling on the LDI Mine in 2012 was contracted to Bradley Diamond Drilling of Thunder Bay, a division of Major Drilling of Moncton, New Brunswick, with NQ sized core (47.6 mm diameter). From 2000 to 2012, 543 surface and underground diamond drillholes totaling 210,242 metres have been drilled on the Offset Zone.

In 2012, the Company completed 36,771 metres of diamond drilling on the MBI at the Lac des Iles property. Of this total, (i) 17,695 metres were drilled from underground platforms targeting extensions to the Offset Zone, (ii) 11,694 metres were completed on the Sheriff Zone targeting additional, near-surface mineralization south of the pit, and (iii) 3,000 metres were drilled on the North VT Rim target.

The authors of the 2013 LDI Report were of the opinion that the diamond drilling procedures at LDI meet industry standards and are acceptable to use for resource estimation.

Sampling and Analysis, and Security of Samples

The drill contractor delivered core boxes from the drill site to the core logging facility on the Lac des Iles property. Core samples at the core facility were stored in a secure warehouse only accessible to key NAP personnel. Additionally, the mine has a gate house and barriers that restrict public access. Drill core was also shipped to NAP’s Thunder Bay exploration office via Courtesy Courier, secured indoors in the building and processed at that facility.

Once delivered, the drillhole numbers were checked and reported to the logging geologists and the core was cleaned to remove any drill grease or additive. Geotechnical data for the core, including recovery length and rock quality designation (“RQD”) measurements, was then recorded on the core boxes with permanent marker. Specific gravity measurements are also routinely taken for all exploration drill core.

The core was logged in detail and all the data about lithology, alteration, mineralization, veining and structure was recorded manually on paper forms. Sample lengths of the cover vary from a 20 cm minimum sample length to a 2 metres maximum sample length. Since 2008, NAP’s Thunder Bay Exploration office has been using Century Systems Technology Inc.’s (acquired by CAE Mining in January 2011) Fusion Data Management suite of software to manage borehole data, including analytical results. Boreholes were created within the software and geologists and technicians entered the required information, including collar, survey, geological logs, RQD, specific gravity and lists for sample analysis. Activation Laboratories Ltd. (“ActLabs”) reported analytical results digitally and imported those results into the software. Copies of the result certificates are maintained on the exploration file server.

The core boxes were photographed in numerical order, five boxes at a time, and these photos were backed-up daily on the main server by the logging geologist.

From the core station, core was transferred to pallets located outside the core cutting facility. Sample intervals were transferred to a sample booklet with pre-printed sample numbers. One box of core was loaded to the core-splitting bench at the time, and the interval of core to be sampled was split in half using a pneumatic wedge splitter. One-half of the core was placed in a clean transparent bag, which had been previously labelled, and a pre-printed sample tag was placed inside of the bag. The bag was then sealed with a plastic tie strap and placed on the floor in an orderly manner for easy tracking. The core-splitting bench and splitter were thoroughly cleaned after each sample to avoid contamination. The remaining half of the core was put back in the core box, and transferred to covered storage racks where it will be kept for future reference. In general, one in five Offset Zone boreholes were split to maintain the Lac des Iles property core reference library with the remaining boreholes whole-core sampled. Individual samples were placed in plastic sample bags.

The authors of the 2013 LDI Report were of the opinion that the core logging and core sampling procedures meet industry standards and are acceptable to use for resource estimation.

For the 2011 through 2012 series drilling, NAP used ActLabs of Thunder Bay, Ontario for core sample preparation and analysis. Sample preparation at ActLabs was as follows:

•	drying at 60°C

•	size reduction in a TM Engineering Ltd. Terminator jaw crusher to 80% passing -10 mesh (1.7 mm)

•	riffle split to 250 g

•	grind in a TM Engineering Ltd. Max 2 pulveriser with mild steel bowls to 95% passing - 150 mesh (105 μm)

•	cleaner sand is used between each sample

•	pulps and rejects are retained at ActLabs for a variable period of time

•	once quality assurance (“QA”)/quality control (“QC”) checks have been completed the pulps and rejects are then shipped back to the mine where they are stored in sea-can shipping containers.

The method for palladium-platinum-gold analysis was standard fire assay fusion on a 30 g aliquot with silver inquart. Furnace fusion is for 60 minutes at 850 to 1,060°C. The resulting lead button is cupelled at 950°C and the resulting silver-doré bead is digested in hot nitric acid and hydrochloric acid, cooled and the solution analyzed by inductively coupled plasma (“ICP”) optical emission spectrometry using a Varian 735 ICP. A blank and digested standard are run every 15 samples. Synthetically prepped standards monitor QC and instrument drift.

The method for nickel-copper-cobalt-silver analysis was a 0.25 g sample is digested with four acids (hydrogen fluoride, nitric acid, perchloric acid, and hydrochloric acid) and heated in several ramping and holding cycles taking the samples to incipient dryness after which samples are brought back into solution using aqua regia. Samples are analyzed using a Varian ICP. Each digestion batch has 14% QC including 5 method reagent blanks, 10 in-house controls, 10 sample duplicates, and 8 certified reference materials. Instrumental analysis undergoes and additional 13% QC to ensure control of instrument drift.

Due to the atypical character of the mineralization in the Offset Zone, NAP exploration staff decided in 2009 to custom-make their QA/QC duplicate program. In addition to the laboratories internal duplicates (known as lab dup and prep dup), NAP randomly and specifically selected samples for re-assays either through ActLabs or SGS Minerals Services (“SGS”). The pulps of those samples re-assayed by ActLabs are considered as the duplicate samples, whereas the samples sent to SGS as the check samples.

Around 10% of pulp splits, from 2009 to 2011 Offset Zone drilling were randomly selected and re-run by ActLabs, in order to control the reproducibility of the fire assay method results. The analytical technique used by ActLabs to re-run those pulps was identical to the one used for measuring the original assays. Samples with significant discrepancy are reported in the database data entry control sheet.

Approximately 10% of the pulp splits, from the expected high-grade zone, were forwarded to SGS, in order to check the reproducibility and consistency of the highgrade zone. For base metals (copper, cobalt and nickel), SGS uses four acid digestion and ICP-atomic emission spectroscopy analysis (code ICP40B). The palladium, platinum, and gold metals are determined by fluxing and fire assay fusion with lead oxide collection, two acid digestion of the doré bead and ICP-atomic emission spectroscopy analysis (FAI323). Samples with significant discrepancy are reported in the database data entry control sheet.

Blanks and standard reference material samples were inserted into the drill core continuous sampling series at regular intervals during the 2010 to 2012 drill programs. All of the blank material and standard reference material was sourced from CDN Resource Laboratories (“CDN Resource”) of Langley, British Columbia. If one or more of the palladium, platinum or gold results from the blanks exceed the maximum allowable 10 ppb, the lab is instructed to re-assay from pulps all samples from the preceding blank that passed to the following blank that passed. If palladium exceeds two standard deviations, and if platinum and gold exceed three standard deviations from the recommended values and standard deviations reported on the CDN Resource certificates for each of those minerals, a failure has occurred and the lab is instructed to re-assay from pulps all samples from the preceding standard that passed to the following standard that passed. The re-assays from both blanks and standard reference material samples are then used in the drillhole database.

Tetra Tech carried out an internal validation of the diamond drillhole file against the original drillhole logs and assay certificates. The validation of the data files was completed on 18 of the 172 drillholes in the database or approximately 10% of the dataset. Data verification was completed on collar coordinates, end-of-hole depth, down-the-hole survey measurements, and “from” and “to” intervals. Tetra Tech imported the drillhole data into the Datamine™ program, which has a routine that checks for duplicate intervals, overlapping intervals, and intervals beyond the end of hole. The errors identified in the routine were checked against the original logs and corrected.

Eighteen independent samples of mineralized course rejects were collected for check assaying representing different mineralization grade ranges. The samples were sent to ALS Minerals in Thunder Bay, Ontario. The samples were prepared in Thunder Bay and the pulps were shipped by ALS Minerals to Vancouver, British Columbia for analysis. Each course reject was processed twice to generate two duplicate assay results for each original sample. ALS Minerals is accredited to international quality standards through International Organization for Standardization (“ISO”) / International Eletrotechnical Commission (“IEC”) 17025 (ISO/IEC 17025 includes ISO 9001 and ISO 9002 specifications) with CAN-P-1579 (Mineral Analysis).

The authors of the 2013 LDI Report were of the opinion that the data set from the Offset Zone is valid and acceptable for use in resource estimation.

Mineral Reserve and Mineral Resource Estimates

The table reproduced below summarizes the resources and reserves on the Lac des Iles property. The effective date of the mineral resources and reserves is March 31, 2012. The mineral resources set out below are exclusive of the mineral reserves.

Category	Cut-off (g/t)	Tonnes	Pd (g/t)	Pt (g/t)	Au (g/t)	Ni (%)	Cu (%)	Pd (oz)
Mineral Reserves
Proven
Offset Zone	2.5	5,632,000	4.34	0.30	0.30	0.11	0.08	786,563
Roby Underground	5.8	420,000	6.38	0.42	0.34	0.08	0.07	86,149
Open Pit	1.8	722,000	1.99	0.21	0.22	0.11	0.10	46,192
Probable
Offset Zone	2.5	2,109,000	4.17	0.30	0.29	0.10	0.08	282,609

Total Reserve	—	8,883,000	4.21	0.30	0.29	0.11	0.08	1,201,513

Mineral Resources
Measured
Offset Zone	2.5	4,942,550	4.56	0.33	0.31	0.12	0.10	724,094
Open Pit	1.8	1,971,000	2.00	0.24	0.15	0.05	0.07	126,735
Stockpile		83,000	1.63	0.17	0.14	0.08	0.06	4,350

Total Measured	—	6,996,550	3.80	0.31	0.27	0.12	0.10	855,179

Indicated
Offset Zone	2.5	9,556,600	4.11	0.31	0.29	0.11	0.09	1,262,139
Roby Underground	5.8	1,269,000	7.16	0.41	0.33	0.08	0.06	292,116
Open Pit	1.8	2,565,000	2.20	0.24	0.18	0.07	0.08	181,422
Low-grade Stockpile	0.5	13,188,000	0.97	0.12	0.08	0.06	0.03	411,274

Total Indicated	—	26,578,600	2.51	0.21	0.18	0.08	0.06	2,146,952

Measured + Indicated	—	33,575,150	2.78	0.23	0.20	0.08	0.05	3,002,132
Inferred
Offset Zone	2.5	13,669,000	3.59	0.30	0.23	0.09	0.08	1,575,840

Total Inferred	—	13,669,000	3.59	0.30	0.23	0.09	0.08	1,575,840

Notes:	Prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum classification system.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

The mineral resource for the Offset Zone was estimated as of June 30, 2012 by Todd McCracken, P.Geo, of Tetra Tech, an independent QP under NI 43-101. The effective date of the resource is March 31, 2012. The mineral resource calculation uses a minimum 2.5 g/t palladium resource block cut-off. The mineral resource estimate is based on the combination of geological modeling, geostatistics, and conventional block modelling (5 metres by 5 metres by 5 metres blocks). Assay grade capping was determined not to be necessary. The Offset Zone resource models used the ordinary kriging (OK) grade interpolation method within a 3Dl block model with mineralized zones defined by wireframed solids. The quality assurance (QA)/quality control (QC) protocols and corresponding sample preparation and shipment procedures for the Offset Zone have been reviewed by Tetra Tech. The following metal price assumptions were used: US$675/oz palladium, US$1,675/oz platinum, US$1,750/oz gold, US$8.00/lb nickel, and US$3.50/lb copper. A US$/CDN$ exchange rate of US$1.00 = CDN$1.00 was also applied.

Mineral reserves for the Offset Zone were estimated by Todd McCracken, P. Geo.; William Richard McBride, P.Eng.; Todd Kanhai, P.Eng.; and Philip Bridson, P.Eng. of Tetra Tech, independent QPs within the meaning of NI 43-101. The mineral reserves were estimated from drilling completed to March 31, 2012. Reserves were estimated to the 990 Mine Level (4,490 metres elevation), a maximum depth of 1,017.5 metres. The following metal price assumptions were used for reserves estimation: US$675/oz palladium, US$1,675/oz platinum, US$1,750/oz gold, US$8.00/lb nickel, and US$3.50/lb copper. A US$/CDN$ exchange rate of US$1.00 = CDN$1.00 was also applied. An average production rate of 3,500 t/d was used to determine the reserves. The following recoveries were used in the assumptions to determine the reserves: 80.45% palladium, 71.30% platinum, 83.97% gold, 43.13% nickel, and 88.55% copper.

The mineral resource estimate for the Roby Zone open pit and stockpiles were estimated as of June 30, 2010 by Scott Wilson RPA and updated by David N. Penna, P.Geo., an employee of LDI and a QP under NI 43-101 to reflect: (i) additions to mineral reserves in the Roby Zone as a result of a lower cut-off palladium grade; (ii) depletion from production up to March 31, 2012, and (iii) mineral reserves from the crown pillar (supported by an internal engineering report). The following cut-off grades were used: (i) 1.8 g/t palladium equivalent (“PdEq”) for the Roby open pit, within an optimized pit shell run below the current pit survey; (ii) 1.9 g/t PdEq for the mine stockpiles; and (iii) 5.8 g/t PdEq for the underground Roby Zone. These cut-off grades were determined under the assumption that production would take place at a rate of 14,000 t/d. Metal price assumptions of US$350/oz palladium, US$1,400/oz platinum, US$850/oz gold, US$6.50/lb nickel, and US$2.00/lb copper were used in the estimation of cut-off grade. A US$/CDN$ exchange rate of 1.11 was also applied.

Numbers may not add due to rounding.

Mining Operations

The LDI Mine is currently operating with over 1.2 Mt of ore budgeted to come from the Offset Zone in 2013. Most of the tonnage will come via truck haulage up the main ramp with production from the new shaft scheduled to commence by the end of the third quarter of 2013. The shaft is being sunk to the 825 metre mine level and as at March 18, 2013, shaft sinking had reached the 671 metre mark. In place are the headframe and the hoist house with associated hoists. Two of the shaft stations were developed from the internal ramp system and the ramp itself has already progressed to the 825 metre mine level by contractor development crews.

The chosen mining method is longhole stoping with cemented rock fill capabilities as needed. This method takes into consideration a growing orebody, the future mining of potential expansion targets, and updated information pertaining to geotechnical effects on the Offset Zone’s rock mass. Substantial crown pillars are incorporated into the mining plan to provide an earlier production stream and to allow for flexible mining using various mine sequences with enough tonnage to allow for high productivities. The Phase I area of the Offset Zone was divided into three independent mining areas by means of the 750 metre mine level and 840 metre mine level crown pillars to help facilitate a nominal 3,500 t/d production rate.

The stope plans and sequencing, along with the development plans, have been applied keeping in mind the future growth potential of the remaining resource. The concept will be to leverage the development of additional reserves through extension of the existing mine development to readily access this anticipated growth area, as well as to provide the exploration platform required to discover new material that would add to the global resource.

Since re-starting operations in 2010, the Lac des Iles process facility is running at nominally half capacity. Underground and surface mining rates are nominally half of the full processing rates design capacity of 15,000 t/d. Therefore, the process facility runs 14-day campaigns at 13,000 t/d followed by 14 days off which is designed to optimize process operating facilities at these lower tonnage rates.

A grinding study was completed by SGS Lakefield Research Ltd. in 2008 to evaluate different grinding circuit scenarios based on the equipment currently available on site. The evaluations were made using JKSimMet simulations. These scenarios however were based on a primary grind size that was too large to achieve an optimum palladium flotation recovery. They were also based on mill throughputs which are lower than what is currently fed to the mill.

A subsequent metallurgical investigation of samples from the Roby and Offset zones by Xstrata Process Support (“XPS”) in 2010 determined that a grind size of 80% passing 38 μm would achieve the optimum palladium flotation recovery. A semi-autogenous/ball mill/crushing grinding circuit arrangement with a Vertimill™ for tertiary grinding is used to approach this optimum grind size. The investigation by XPS also determined that the Roby and Offset zones behaved similarly with the optimum flotation parameters.

Over the life of Phase I, 95% of production is expected to come from the mining of stoping block draw points and production drilling sill cuts on the intermediate levels for the blasthole stopes.

During the second quarter of 2012, NAP entered into an agreement with Vale for the smelting of LDI Mine concentrate. The agreement with Vale includes an advance payment option to NAP (less processing charges). Accountabilities for payable metals are within industry norms. The agreement expires June 30, 2015.

During the second quarter of 2012, NAP entered into an agreement with Aurubis AG for the smelting of LDI Mine concentrate. The agreement includes an advanced payment option to NAP (less treatment and refining charges). The agreement expires December 31, 2013.

Annual monitoring for physical and chemical stability of water surrounding the Lac des Iles property is ongoing and will be continued years after the mine has closed.

Every three years there is an extensive biological monitoring study that covers an area of 300 km2 around the mine site. This includes the monitoring of fisheries, plants, soils, water, and benthic invertebrates, as well as algae quality and assessment. No negative trends have been associated with the Lac des Iles property on the surrounding ecosystem.

The Company complies in all material respects with current legislation, and it has all necessary approvals and licenses for the operation of the mine and for all planned expansion projects.

The mine sits in an area of interest to five Aboriginal groups which have asserted treaty rights and/or traditional usage, in accordance with federal government criteria. The mine regularly interacts with these groups in a number of ways to ensure that any concerns, issues, or questions are addressed.

Development

The Lac des Iles property expansion plans currently consist of the following:

•

Sinking a shaft 825 metres from surface to transition underground operations from mining via ramp to mining via shaft as part of Phase I of the Offset Project. NAP expects to start hoisting Offset Zone ore from this new shaft by the end of the third quarter of 2013, with full operational benefits of the shaft realized in 2014.

•

Setting up underground infrastructure to mine the Offset Zone Phase I using a high-volume bulk mining method (longhole stoping with cemented rock fill as needed). This includes expanding the ramp at depth from the Roby Zone to the Offset Zone, building new mine levels in the Offset Zone, and setting up mining stopes for production in the Offset Zone.

Labour Matters

Employees at the Lac des Iles property are either salaried or paid hourly. The hourly employees at the Lac des Iles property are members of United Steelworkers of America, Local 9422 (“USW”). The Company entered into a collective bargaining agreement with the USW in January 2010. The agreement expired on May 31, 2012 and was subsequently amended by a memorandum of understanding entered into between the Company and the USW on September 6, 2012. The amended collective bargaining agreement was retroactive to June 1, 2012 and expires on May 31, 2015.

The Company is dependent on a skilled labour force with experience and a knowledge base in the mining sector. Whether as employees of the Company or independent contractors, this labour force is generally available to the Company from residents in the Thunder Bay area and eastern Canada, although exploration and corporate office personnel have been recruited both locally and internationally.

Employees live at the mine site during their work rotation and most have homes in or near Thunder Bay, Ontario, a city of approximately 149,000 people with an international airport, rail service and port facilities on Lake Superior. The Company has a workforce of approximately 352 employees and 215 contractors at the Lac des Iles property. Management estimates that the required workforce for the Offset Zone product during the construction phase will total approximately 360 employees and 213 contractors at its peak, including supervision, engineering and geology staff, as well as contractor employees in mine development and other services.

Other Mineral Properties in Ontario

In addition to the wholly-owned 8,649 hectares (21,371 acres) Lac des Iles property, the Company holds the rights to several PGE and gold properties in Ontario. The Company also maintains 50% ownership in a joint venture with Vale for the Shebandowan nickel-copper-PGE property, including the past-producing Shebandowan nickel sulfide mine. The complete Ontario land package, including the LDI Mine, PGE greenfields properties, gold properties and the Shebandowan joint venture property totals 43,577 hectares (107,681 acres).

Figure 3: Ontario mineral properties location map

Greenfields PGE Properties

NAP’s current northwestern Ontario PGE greenfields property portfolio, including exploration-stage properties such as the North and the South Lac des Iles Intrusive Complex which form part of the Lac des Iles property, comprises 28,472 hectares of land (70,354 acres) within 163 claims and three mining leases. The PGE greenfields properties comprise several mafic-ultramafic intrusive bodies, all of which are believed to be related to a single, major Late Archean mafic-ultramafic magmatic event (Lac des Iles magmatic suite) that was responsible for the formation of the MBI and its attendant PGE deposits. The portfolio includes the North and South LDI intrusions that are part of the LDI mafic-ultramafic intrusive complex and remain underexplored despite falling within the Company’s LDI Mine.

The Company intends to leverage its advanced understanding of PGE mineralizing processes at LDI to explore other similar mafic-ultramafic complexes. NAP now controls the mineral rights for a majority of the known LDI suite of intrusions that, despite intermittent historic work, have never been systematically explored. All of these PGE greenfields properties are located within 30 kilometres of the LDI Mine and mill complex. As part of its development strategy, the Company intends to stake or acquire additional mining claims and properties in the LDI region, where such transactions are economically and strategically justified.

In 2012, the Company added several new properties to its PGE greenfields portfolio and completed significant early stage exploration work on most of these properties including airborne magnetic and electromagnetic surveys, surface till and soil surveys, trenching, mapping, prospecting, rock sampling and IP surveys. In October 2012 the company began a several thousand metre fall/winter drill program targeting several of the PGE greenfields properties. As part of the drilling program, the Company completed 23 diamond drill holes for a total of approximately 11,597 metres of surface exploration drilling on its PGE greenfields properties. The drilling program was completed in early March, 2013.

Selected PGE greenfields properties are discussed below.

North Lac des Iles Intrusive Complex (part of the Lac des Iles property)

The North LDI property encompasses a discrete ultramafic-dominant intrusive complex that is believed to be related to the same magmatic event that produced the adjacent MBI to the south. The North LDI property consists of 1 mining lease and 39 claims covering an area of 3,236 hectares (7,996 acres). Despite hosting widespread, encouraging PGE values from surface sampling programs, the North LDI complex has not had any systematic drilling. In 2012 the Company completed an airborne magnetic and electromagnetic survey over the North LDI complex and completed 2 of 4 planned holes (2,631 metres of 4,500 metres planned) located along a fence covering priority geophysical and geological targets.

South Lac des Iles Intrusive Complex (part of the Lac des Iles property)

The South LDI property incorporates two discrete mafic intrusions (Camp Lake intrusion and South LDI intrusion) that are generally contiguous with the MBI. Both the South LDI and Camp Lake intrusions are believed to represent the products of separate magma pulses that formed during the emplacement of the LDI intrusive complex. Numerous anomalous PGE values are reported from the South LDI property and most of these occur within the South LDI intrusion, which is directly along strike and south of the Offset Zone deposit on the MBI. The property includes 15 claims and 2 mining leases covering an area of 4,441 hectares (10,974 acres).

In 2012, the company completed 3,972 metres of diamond drilling on the South LDI property.

Legris Lake Property

The Company has an option to acquire 100% of the Legris Lake PGM property (located adjacent to the south east portion of Lac des Iles) in exchange for cash payments and a 2.5% NSR royalty on future production from the property and a 1.5% NSR royalty on future production from certain mineral claims adjacent to the property. NAP has the right to purchase 1% of the NSR royalty on future production from the property and 1% of the NSR royalty on future production from certain mineral claims adjacent to the property upon payment of $1,000,000. The property is at a preliminary exploration stage, however its PGM potential and close proximity to the LDI mill presents an exciting exploration target. In 2011, the Company conducted 3,000 metres of drilling at this property. No work was done on the property in 2012.

Buck Lake Property

The Buck Lake property lies on the western end of a linear magnetic feature related to the Buck Lake intrusion, comprising both gabbroic and ultramafic rocks. The Buck Lake property consists of 2 claims covering 439 hectares (1084 acres). The property was staked by the Company last year.

In 2012, the Company completed airborne geophysical surveys, trenching, mapping, prospecting on the property.

Bullseye Property

The Bullseye property covers a discrete, positive magnetic anomaly that was recently identified by the Company as a possible unrecognized LDI suite intrusion. The Bullseye property consists of 1 claim covering 255 hectares (630 acres). No significant exploration work was done on the property in 2012.

Chisamore Property

The Chisamore property covers a positive magnetic anomaly that may connect to the magnetic high associated with the Tib Lake intrusion located to the south. The Chisamore property consists of 8 claims covering 1,642 hectares (4,058 acres). No significant exploration work was done on the property in 2012.

Demars Lake Property

The Demars Lake property covers a portion of a mafic-ultramafic intrusion that has seen limited, prior exploration. Since 1975, the Demars Lake mafic-ultramafic intrusion has been the target of several early-stage exploration programs. It seems to consist primarily of feldspathic websterite and peridotite however rock types around the mineralized showing are quite varied, including gabbro, norite, and varitextured gabbro/norite. The property consists of 3 claims covering 660 hectares (1,630 acres) and was staked by the Company in 2012. Last year, the Company completed a program of surface trenching, mapping and prospecting and 1,600 metres of diamond drilling on the Demars Lake property.

Dog River Property

The Dog River property covers a poorly documented, approximately 5 kilometres long layered mafic-ultramafic intrusion located 20 kilometres to the west of the LDI Mine. The property was staked by the Company in 2012 and includes 17 claims covering 3,218 hectares (7,952 acres). In 2012, the property was surveyed using an airborne magnetic-EM system and was subsequently trenched, sampled and drilled (2,192 metres of diamond drilling).

Eleph Lake Property

The Company completed a single drill hole (360 metres) to test for the presence of an unrecognized LDI suite mafic intrusion on the Eleph Lake property. Drilling results were not encouraging and the property was returned to the optionor in January, 2013.

Taman Lake Property

The Taman Lake property was staked in July, 2012. The property comprises 6 claims covering 1,176 hectares (2,905 acres). The property covers a series of irregularly-shaped mafic-ultramafic intrusions. No significant surface exploration work was done on the property last year.

Tib Lake Property

The Tib Lake property covers most of the known extent of the 8 kilometres diameter Tib Lake mafic-ultramafic intrusion. On May 8, 2012, the Company entered into an option and purchase agreement with Houston Lake Mining Inc. whereby the Company obtained an exclusive right and option to purchase a 100% interest in 20 claims located northwest of the LDI Mine, known as the Tib Lake property. The property is subject to a 2.5% NSR royalty in favour of a third party on a portion of the claims and a 2.5% NSR royalty in favour of Houston Lake Mining on the remaining claims. The property includes an additional 19 claims staked by the Company in 2012 and 4 claims purchased from Platinex Inc. in September 2012. The complete Tib Lake property totals 7,389 hectares (18,259 acres).

In 2012, the Company completed extensive surface trenching, mapping and sampling on the Property. This work was followed by 2,382 metres of diamond drilling that was completed in Q4 2012.

Wakinoo Lake Property

The Wakinoo Lake property is adjacent to the Demars Lake property and comprises nine claims (six staked by the Company and three under option) covering 1,759 hectares (4,347 acres). The 3.5 km2 Wakinoo Lake mafic intrusion has been the target of exploration programs since 1972. Historic PGE exploration efforts have focused on gabbroic rocks southwest of Wakinoo Lake, near the original 1976 PGE (Texas Gulf) showing. In 2012, the Company completed surface mapping, trenching and 677 metres of diamond drilling on the Wakinoo Lake property.

Greenfields Gold Properties

Salmi Property

The Salmi property is located in the Central Wabigoon subprovince of the Archean Superior Structural Province, in the Lac des Iles greenstone belt. The geology of the Salmi property is mainly comprised of NE-SW trending mafic and felsic metavolcanics, with small patches of mafic and felsic intrusive rocks, and somewhat irregular zones of chemical sediments and iron formation. These are then intruded by the Nipigon Sills diabase. The southern portion of the property contains a number of sheared quartz veins trending approximately NE-SW and NW-SE.

On August 1, 2011, the Company entered into an option and purchase agreement with certain optionors whereby the Company obtained the exclusive right to conduct exploration and development activities as well as an exclusive right and option to acquire a 100% undivided interest in all or part of the Salmi property, located near the Lac des Iles property. The option and purchase agreement is subject to a 2% NSR royalty on future production from the property with the Company having the right to buy back 1% of the NSR royalty. The property is comprised of 13 claims totalling 2,135 hectares (5,276 acres).

In 2012, a small program of surface mapping, trenching and shallow diamond drilling (1,260 metres) was conducted on the property.

Shabaqua Property

The Shabaqua Gold property is an amalgamation of four optioned properties and additional claims staked by the Company. In 2010 and 2011, the Company entered into option agreements for the Moose Calf (13 claims), K. Kukkee (6 claims), P. Kukkee (1 claim) and Sand Lake (3 claims) gold properties located west of Thunder Bay near McGraw Falls. The options on the two Kukkee properties (K. Kukkee and P. Kukkee) were exercised in 2012 and the seven claims transferred to LDI on March 15, 2012. An additional 11 claims were staked by the company in 2011 bringing the property total to 34 claims covering 4,003 hectares (9,891 acres).

In 2012, a limited amount of surface mapping and trenching was conducted on the property.

Shebandowan Property and Shebandowan West Project

On December 10, 2007, the Company earned a 50% interest in the Shebandowan property (comprised of the former producing Shebandowan mine and the surrounding Haines and Conacher properties) pursuant to an option and joint venture agreement with Vale. The property is located approximately 90 kilometres west of Thunder Bay, Ontario and approximately 100 kilometres southwest of the Lac des Iles property. Vale retains a back in right to become operator of the joint venture and increase its interest from 50% to 60%, exercisable in the event that a feasibility study on the property results in a mineral reserve and mineral resource estimate equal to 200 million pounds of nickel and other metals. Vale must incur expenditures equalling 200% of NAP’s total expenditures incurred as of the time of the delivery of notice from Vale to become operator.

The Shebandowan West project lies within the north-western portion of the Shebandowan property, and encompasses three mineralized zones, all of which are located at shallow depths. The Shebandowan West project is located along the western strike extension of the former Shebandowan mine, and exhibits many similar geological features and controls to those found at the mine-site. The Shebandowan West project’s nickel copper-PGM mineralization is believed by management to represent the western extension of the Shebandowan mine orebody.

In 2012, the Company focused on compiling all historical exploration data for the property. In 2013, the Company expects to complete a comprehensive technical review of this data, supporting a re-appraisal of the value of known mineralization and an assessment of the residual mineral potential on the property.

Other Mineral Properties in Quebec

The Company is evaluating opportunities for the divesture of its gold assets and undertakings located in Quebec, including the Sleeping Giant gold mine and mill complex, the Vezza gold mine and the other exploration projects including the Flordin property and the Discovery project, and all associated rights, privileges, agreements, permits and associated infrastructure and equipment. The Company’s current process of exploring divestiture opportunities for its gold assets has provided an indication of the value of these assets in late 2012. Accordingly, the Company has incurred a non-cash impairment charge of $56.0 million, as reflected in the year end 2012 financial results. The Company does not consider any of its mineral properties in Quebec to be material properties.

Figure 4: Quebec mineral properties location map

Vezza Project

The Company’s Vezza property is a development project located approximately 25 kilometres south of the town of Matagami, Quebec and 85 kilometres from the Sleeping Giant mine and mill complex. The Vezza property consists of 49 contiguous mining claims covering a surface area of 849.12 hectares. Infrastructure includes a three-compartment shaft with six underground levels down to a depth of 741 metres, a hoist, pollution control structures and a number of surface structures. The Vezza property was previously owned by Agnico-Eagle, which conducted extensive exploration of 85,000 metres of drilling and substantial underground development.

In 2011, the Company invested $28 million to advance Vezza toward production, and an additional $17 million in 2012 to continue underground development of the mine. In January 2012, the Company announced that the Vezza mine commenced processing a bulk sample at the Sleeping Giant mill initially achieving results in line with expectations. However, extended test stope mining indicated that mining dilutions were higher than contemplated with the original Alimak stoping concept. This delayed the advance toward commercial production indefinitely until an alternate method with acceptable mining dilution could be deployed. The Company received all necessary production permits by July, 2012, and by year end had completed the transition to a conventional mining method with significantly less dilution. Additionally, the Company announced that it would continue to delay commercial production at Vezza and begin exploring divestiture opportunities.

The Vezza project is expected to have a mine life of approximately 9 years.

During 2012, the Company drilled 2,179 metres at the Vezza property.

Sleeping Giant Mine and Mill Complex

The Sleeping Giant mine and mill complex is situated in the Abitibi region of Quebec, approximately 80 kilometres north of the town of Amos. The mine is a narrow vein underground mine that commenced production in 1988 and is accessible by a four-compartment production shaft with a total depth of 1,245 metres.

The mill has a rated capacity of 900 tonnes per day and can be expanded to process up to 1,750 tonnes per day. The mill at Sleeping Giant processes material from the Vezza project, and has the potential to serve as a regional mill for the Company’s other gold projects in the Abitibi region if expanded.

The Company acquired the Sleeping Giant mine and mill complex on May 26, 2009, through the acquisition of Cadiscor. The Company produced gold at Sleeping Giant from October 6, 2009 to February 8, 2012. In 2011, the mine produced 14,519 ounces of gold and the average gold head grade at the mill was 6.31 g/t, with gold recovery of 96.4%. In 2011, the Company conducted exploration drilling on surface, completing 10 holes for a total of 4,905 metres.

On January 17, 2012 the Company announced that it would discontinue production at the Sleeping Giant mine. While encouraging high grade drill results at the three new levels at depth supported the shaft deepening investment, additional infill drilling established a lack of grade continuity in the narrow vein structures. After reviewing various mining scenarios, the Company concluded that continued mining would result in high costs. The Company therefore decided to cease mining operations at Sleeping Giant. The Sleeping Giant mill will continue to process ore from the Vezza project.

In 2012, the Company drilled 789 metres underground and completed the logging and sampling of core drilled in late 2011.

Flordin Property

The Flordin property is located approximately 31 kilometres north of the town of Lebel-sur-Quévillon, Quebec and ten kilometres along trend to the southeast of the Discovery project. The Flordin property represents forty contiguous ground-staked claims and covers an area of 590.9 hectares. All titles are in good standing and registered 100% to NAP Quebec.

In July 2007, NAP Quebec acquired a 100% interest in the Flordin property after signing a purchase agreement with IAMGOLD Corporation. IAMGOLD retained a 1% NSR royalty production royalty on future commercial production from the property. NAP Quebec has a pre-emptive right at any time to purchase back this 1% NSR royalty for US $1,000,000. Moreover, 37 of the 40 claims are subject to a 20% Net Profit Interest (“NPI”) in favour of Flordin Mines Ltd.

The potential for delineating additional mineral resources in the Flordin property area is considered to be good. The deposit is still open laterally and at depth.

During 2012, logging of core drilled in late 2011 was completed. Sampling was completed late in the third quarter of 2012, with preliminary results received in the fourth quarter of 2012, but were still being validated as at the date hereof.

Discovery Project

The Company’s Discovery project is located approximately 35 kilometres northwest of the town of Lebel-sur-Quévillon, Quebec, ten kilometres northwest of the Flordin property and approximately 70 kilometres from the Sleeping Giant mill complex. This advanced exploration property is comprised of 124 contiguous mining claims covering 3,371.08 hectares.

The property is 100% owned by NAP Quebec. Twenty-eight claims of the property are subject to a royalty of 1–3% NSR royalty in favour of Homestake Canada Inc. In addition, fourteen claims subject to a 1% NSR royalty are also subject to a royalty of 20% net profits in favour of Xstrata. Forty-one claims are subject to a royalty equal to the greater of 2% NSR royalty or $1.00 per tonne for any mineral substance processed and/or sold, payable to Mr. Jean-Jacques Martel and Mr. Bernard Borduas.

During 2012, drill core recovered in late 2011 was logged and sampled late in the third quarter. Assay results were received in the fourth quarter of 2012, but were still being validated at year end.

Dormex Property and Sleeping Giant Surface Exploration

The Dormex property is located adjacent to the Sleeping Giant mine and mill. The 2010 exploration program was comprised of 4,206 metres of drilling and included a major reverse circulation drill program to better delineate overburden gold anomalies, as well as ground and airborne geophysics.

In 2011, the Company conducted 8,965 metres of drilling to follow up on geophysical anomalies and gold anomalies discovered in the 2010 reverse circulation program, and to test new geophysical targets.

Minimal work was performed on the property in 2012. As at the date hereof, the Company continues to evaluate opportunities for the divestiture of its gold assets, including the Dormex property.

Cameron Shear and Florence Properties

Cameron Shear and Florence are early-stage gold exploration projects to the east of the Discovery gold deposit, and near the Flordin deposit. Drilling on a number of geophysical targets has improved the Company’s understanding of the geology of these early-stage properties, although economic intersections have not yet been encountered.

Laflamme Property

Laflamme is an early-stage exploration joint venture in the Abitibi region of Quebec with Midland Exploration Inc. (“Midland”). The property is situated on favourable geology, following the trend from the Company’s Discovery project to the Sleeping Giant mine. On July 31, 2011, the Company fulfilled the requirements to exercise the option to acquire a 50% interest in the project. The Company is the operator of the joint venture and may acquire an additional 15% interest by completing a feasibility study. In 2010 and 2011, 12 drill holes totalling 4,353 metres were completed on the property.

On June 15, 2011, Midland announced the discovery of a potential new mineralized zone with nickel, copper and platinum group elements, intersected while conducting drilling in the north east part of the property at shallow depth (approximately 60 metres vertical depth). Midland also announced that a helicopter-borne electromagnetic VTEM survey was recently completed, and that ground-based geophysical electromagnetic and induced polarization surveys are scheduled.

In 2012, the Company drilled 2,072 metres. On July 25, 2012, Midland announced identification of a new area with strong gold potential and announced the start of ground geophysical surveys on the property.

ENVIRONMENT

The Company’s mining, exploration, and development activities are subject to various levels of federal, provincial, and municipal laws and regulations relating to protection of the environment, including requirements for closure and reclamation of mining properties. In all jurisdictions in which the Company operates, environmental licenses, permits and other regulatory approvals are required in order to engage in exploration, mining and processing, and mine closure activities.

The Company’s operating facilities have environmental monitoring processes and procedures in place to identify and eliminate or mitigate environmental risks. These processes are designed to identify risks early on and allow management to respond to risks as they arise. Monitoring processes include Environmental Effects Monitoring studies, toxic substance reduction plans, green house gas emissions monitoring and reporting, National Pollutant Release Inventory monitoring and reporting, baseline monitoring and other regulatory compliance monitoring in order to protect water quality and reduce the potential for contamination of surface or groundwater. The Company also has various programs to reuse and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, the Company uses dust suppression techniques.

The Company also has a practice of participating in third party and internal environmental compliance audits of its business activities on a regular and scheduled basis, in order to evaluate its operations. An External Environmental Compliance Assessment Audit was performed on the LDI Mine by AECOM in 2010. The audits assess compliance with applicable laws and regulations, permit and license requirements, company policies and management standards including guidelines and procedures and identify areas where improvements are needed so that any issues can be addressed proactively. In most cases emissions are significantly below regulatory limits.

As part of the Company’s goal to minimize the impact on the environment from its projects and operations, the Company has developed comprehensive closure and reclamation plans during the initial project planning and design. The Company periodically reviews and updates closure plans and believes that it will meet current regulatory requirements. The Company’s rehabilitation and remediation plans include re-vegetation and dust suppression measures. The Company’s rehabilitation program on its recently deactivated tailings management areas at the LDI Mine include several trial based treatments in an effort to successfully re-vegetate and mitigate dusting events on these areas through continual experimentation and monitoring. The Company will continue to implement innovative rehabilitation treatments on its tailings management areas through research and monitoring initiatives including the Scientific Research & Experimental Design tax credit program. These efforts have received international peer recognition and are consistent with the Company’s corporate direction to meet and surpass environmental standards.

During 2012, the mine closure obligations for the LDI Mine, Sleeping Giant mine and Vezza project were revised to reflect the Company’s most current closure cost estimates, expected mine lives and market rate assumptions. The current mine closure obligations include: Lac des Iles property ($15.2 million), Sleeping Giant mill ($5.0 million), Sleeping Giant mine ($0.7 million) and Vezza project ($0.5 million).

The LDI Mine closure plan provides for approximately $14.1 million of closure and restoration costs. This obligation of the Company is secured by a letter of credit in the amount of approximately $14.1 million. The mine closure plans for the Sleeping Giant mine and mill as well as Vezza Project provide for aggregate closure and restoration costs of approximately $1.9 million. The mine closure obligations for the Sleeping Giant mine and mill and the Vezza project are secured by a letter of credit in the amount of approximately $1.9 million.

The Company has developed environmental policies, which are communicated to employees through monthly safety training. A committee of the Board of Directors reviews the Company’s environmental policies and programs periodically and oversees the Company’s environmental performance.

On May 2, 2012, the Company announced the receipt of two prestigious awards for its accomplishments in the field of safety and exploration at the LDI Mine.

DIVIDENDS

The Company has not paid any dividends to date on the Common Shares. The Company intends to retain its earnings, if any, to finance the growth and development of its business. Accordingly, the Company does not expect to pay any dividends on its Common Shares in the near future. The actual timing, payment and amount of any dividends will be determined by the Company’s board of directors from time to time based upon, among other things, cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as the Company’s board of directors may consider relevant.

CAPITAL STRUCTURE

Common Shares

The authorized share capital of the Company consists of an unlimited number of Common Shares. As of March 19, 2013, there were 178,082,405 Common Shares of the Company issued and outstanding. The Common Shares issued and outstanding as of March 19, 2013 exclude 3,517,499 Common Shares reserved for issuance pursuant to outstanding stock options, which are exercisable at a weighted average exercise price of $3.68 per Common Share.

Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only the holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof to receive any dividends declared by the board of directors and the remaining property of the Company upon dissolution.

There are no pre-emptive or conversion rights that attach to the Common Shares. All Common Shares now outstanding and to be outstanding are, or will be when issued, fully paid and non-assessable, which means the holders of such Common Shares will have paid the purchase price in full and the Company cannot ask them to pay additional funds.

The Company’s by-laws provide for certain rights of its shareholders in accordance with the provisions of the CBCA. Such by-laws may be amended either by a majority vote of the shareholders or by a majority vote of the board of directors. Any amendment of the by-laws by action of the board of directors must be submitted to the next meeting of the shareholders whereupon the by-law amendment must be confirmed as amended by a majority vote of the shareholders voting on such matter. If the by-law amendment is rejected by the shareholders, the by-law ceases to be effective and no subsequent resolution of the board of directors to amend a by-law having substantially the same purpose or effect shall be effective until it is confirmed or confirmed as amended by the shareholders.

Shareholders do not have cumulative voting rights for the election of directors. Therefore, the holders of more than 50% of the Common Shares voting for the election of directors could, if they choose to do so, elect all of the directors and, in such event, the holders of the remaining Common Shares would not be able to elect any directors.

The foregoing description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Company’s constating documents, as amended.

Convertible Debentures

On July 31, 2012, the Company issued convertible debentures in the aggregate principal amount of $43,000,000. The debentures were issued under a trust indenture dated July 31, 2012 between the Company and Computershare Trust Company of Canada, as trustee. The aggregate principal amount of the debentures authorized for issue immediately was limited to the aggregate principal amount of $43,000,000. However, the Company may, from time to time, without the consent of holders of debentures, issue additional debentures of the same series or of a different series under the trust indenture.

The debentures were issued in denominations of $1,000 and integral multiples thereof, and have a maturity date of September 30, 2017.

The debentures bear interest from the date of issue at 6.15% per annum, which will be payable semi-annually in arrears on March 31 and September 30 in each year, commencing on September 30, 2012. The first interest payment will include interest accrued from the date of issuance of the debentures to, but excluding, September 30, 2012.

Holders may convert their debentures into Common Shares at any time prior to the close of business on the earlier of (i) the business day immediately preceding September 30, 2017, (ii) the business day immediately preceding the date specified by the Corporation for redemption of the debentures, and (iii) if being repurchased on a change of control, on the business day immediately preceding the payment date, at a conversion price of $2.90 per Common Share, being a conversion rate of approximately 344.8276 Common Shares per $1,000 principal amount of Debentures, subject to adjustment in certain events as described in the trust indenture.

The Debentures will, except in the event of certain circumstances, not be redeemable before October 4, 2015. On and after October 4, 2015, and prior to September 30, 2017, the debentures may be redeemed in whole at any time or in part from time to time, at the option of the Company on not more than 60 days and not less than 40 days prior notice at a price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption, provided that the market price on the date on which the notice of redemption is given is not less than 125% of the conversion price.

The foregoing description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Company’s trust indenture dated July 31, 2012 between the Company and Computershare Trust Company of Canada, as trustee.

Senior Secured Notes

On October 4, 2011 and November 1, 2011, the Company issued an aggregate of 72,000 Notes in the amount of $72,000,000. The Notes bear interest at a rate of 9.25% per year, payable semi annually commencing on March 31, 2012, with a maturity date of October 4, 2014, and are subject to a Company option to extend for an additional year.

In conjunction with the issuance of the Notes, the Company issued 72,000 palladium warrants. The palladium warrants entitle the holders thereof to purchase 0.35 ounces of palladium at a purchase price of US$620 per ounce at any time prior to October 4, 2014.

MARKET FOR SECURITIES

The Common Shares are listed for trading on the NYSE MKT, LLC (“NYSE MKT”) under the trading symbol “PAL” and the TSX under the trading symbol “PDL”. The following table sets out the reported high and low closing prices and trading volumes of the Common Shares on the NYSE MKT and the TSX for the periods indicated.

	NYSE MKT			TSX
	High	Low	Volume	High	Low	Volume
	(US$)	(US$)		(Cdn$)	(Cdn$)
2013
March (1 - 19)	1.58	1.33	22,485,293	1.59	1.36	2,409,101
February	1.94	1.36	54,274,464	1.95	1.40	9,310,406
January	1.77	1.50	58,996,093	1.77	1.48	8,453,299

2012
December	1.46	1.18	40,278,228	1.40	1.16	4,063,801
November	1.55	1.31	31,765,138	1.55	1.34	11,309,373
October	2.00	1.57	27,826,760	1.96	1.53	7,247,318
September	2.27	1.80	38,754,135	2.19	1.78	15,653,615
August	1.94	1.50	29,458,855	1.91	1.48	4,412,998
July	2.18	1.67	17,520,961	2.18	1.69	3,122,395
June	2.37	2.02	17,571,150	2.44	2.07	2,475,214
May	3.04	2.19	24,357,184	3.00	2.23	4,032,925
April	3.00	2.50	25,395,744	2.98	2.40	5,979,890
March	2.94	2.59	23,613,736	2.93	2.63	4,694,595
February	2.97	2.53	34,796,077	2.94	2.50	4,123,985
January	3.12	2.34	36,763,499	3.19	2.37	8,935,315

The Company’s outstanding debentures are listed for trading on the TSX under the trading symbol “PDL.DB”. The Debentures commenced trading on the TSX on July 31, 2012. The following table sets out the reported high and low closing prices and trading volume of the debentures on the TSX for the periods indicated.

	TSX
	High	Low	Volume
	(Cdn$)	(Cdn$)
2013
March (1 - 19)	90.00	86.75	4,370
January	95.50	88.00	49,910
January	96.10	78.00	14,280
2012
December	90.00	79.14	7,760
November	94.25	87.00	6,250
October	98.50	94.00	32,407
September	99.90	94.50	64,090
August	95.00	92.00	20,730
July 31	95.28	95.28	6,670

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about the directors and executive officers of the Company as of the date hereof. Each director’s current term as director will end on May 9, 2013, or when he or she resigns or ceases to be a director by operation of law.

Name and Municipality of Residence	Position(s) Held	Principal Occupation
Steven R. Berlin(1)(2) Tulsa, Oklahoma, USA	Director	Retired Financial Executive
C. David A. Comba(1)(3) Burlington, Ontario, Canada	Director	Retired Mining Executive
André J. Douchane(3) Toronto, Ontario, Canada	Interim CEO and Director	Chief Operating Officer, Mahdia Gold Corporation
Robert J. Quinn(1)(3) Houston, Texas, USA	Chairman and Director	Partner, Quinn & Brooks LLP
Gregory J. Van Staveren(1)(2) Toronto, Ontario, Canada	Director	President, Strategic Financial Services
William J. Weymark(2)(3) West Vancouver, B.C., Canada	Director	President, Weymark Engineering Ltd.
Dave Langille(4) Richmond Hill, Ontario, Canada	Chief Financial Officer	Chief Financial Officer, North American Palladium Ltd.
Tess Lofsky Toronto, Ontario, Canada	Vice President, General Counsel and Corporate Secretary	Vice President, General Counsel and Corporate Secretary, North American Palladium Ltd.
David Peck(5) Brandon, Manitoba, Canada	Head of Exploration	Head of Exploration, North American Palladium Ltd.
Greg Struble Toronto, Ontario, Canada	Vice President and Chief Operating Officer	Vice President and Chief Operating Officer, North American Palladium Ltd.

(1)	Member of the Audit Committee.
(2)	Member of the Governance, Nominating and Compensation Committee.
(3)	Member of the Technical, Environment, Health and Safety Committee.
(4)	Mr. Langille joined the Company as Chief Financial Officer, effective January 22, 2013.
(5)	Mr. Peck joined the Company as Head of Exploration pursuant to the terms of a Consulting Services Agreement dated March 5, 2012.

Steven R. Berlin: Mr. Berlin was appointed to the Board of Directors of the Company in February 2001, and is also a director of Orchids Paper Products, an NYSE MKT listed company. At the end of 2005, Mr. Berlin retired from his position as Vice-President of Kaiser-Francis Oil Company (“KFOC”) where he worked part-time for two years following four years of full-time work as Vice-President and Chief Financial Officer. Prior to joining KFOC, Mr. Berlin taught at the University of Tulsa for three years where he also served a year as acting associate Dean of the College of Business and acting Director of the School of Accounting. Before joining the University of Tulsa, Mr. Berlin spent 25 years with Citgo Petroleum Corporation, where he retired as Senior VP Finance and Administration and Chief Financial Officer. Mr. Berlin has a Bachelor’s degree from Duquesne University, a Master of Business Administration from the University of Wisconsin Madison and has completed the Executive Management program at Stanford University.

C. David A. Comba: Mr. Comba, who has over four decades of experience as an exploration advocate and senior mining executive, was appointed to the Company’s Board of Directors in March 2006. As Chief Exploration Geologist of Falconbridge Limited in Sudbury, Ontario, he led the team that discovered the high-grade footwall deposit that allowed the Thayer Lindsley mine to go into production. Prior to its takeover by Kinross Gold Corporation, Mr. Comba was Vice-President, Exploration of Falconbridge Gold Corporation. Following the takeover, he became President and Chief Executive Officer of Pentland Firth Venture Ltd., a Kinross-controlled junior gold exploration company listed on the TSX. Pentland’s work added the first couple of million ounce resource to the Hammond Reef property Atikokan, Ontario. Mr. Comba was Director of Issues Management with the Prospectors and Developers Association of Canada from 1998 to 2005, during which time he led the successful lobby effort for the re-introduction of enhanced or “super” flow-through shares. Mr. Comba has Bachelor’s and Masters’ degrees in geology from Queen’s University in Kingston, Ontario.

André J. Douchane: Mr. Douchane is a seasoned mining executive with over 40 years of experience in the mining industry with a solid track record of successfully bringing development projects into production. He was appointed to the Company’s Board of Directors in April 2003, and served as the President and CEO until January 2006 and currently serves as the Interim Chief Executive Officer of the Company. Mr. Douchane is currently the COO of Mahdia Gold Corporation. He previously held senior positions with several precious and base metal international mining companies including President and CEO of THEMAC Resources Group Limited, President and CEO of Starfield Resources Inc., President and COO of Chief Consolidated Mining Co., and Vice President, Operations of Franco and Euro-Nevada (Newmont Mining Corporation). Mr. Douchane holds a Bachelor’s degree in Mining Engineering from the New Mexico Institute of Mining and Technology and is a graduate of the Executive Business Program at the Kellogg School of Business.

Robert J. Quinn: A founding partner of the Houston mining transactional law firm Quinn & Brooks LLP, Mr. Quinn has over 30 years of legal and management experience, including as Vice President and General Counsel for Battle Mountain Gold Company. Appointed to the Board of Directors of the Company in June 2006, he has extensive experience in merger and acquisition transactions, corporate governance, public disclosure, governmental affairs, environmental law and land management. Mr. Quinn has a Bachelor of Science degree in Business Administration from the University of Denver, a juris doctorate degree from the University of Denver College of Law and has completed two years of graduate work in mineral economics at the Colorado School of Mines.

Gregory J. Van Staveren: Since September 2001, Mr. Van Staveren has been the President of Strategic Financial Services, a private company providing business advisory services. During this period he has sat on the board of a number of publicly traded corporations and was appointed to the Board of Directors of the Company in February 2003. Mr. Van Staveren is a Chartered Accountant and a Certified Public Accountant and holds a Bachelor of Math (Honours) degree from the University of Waterloo. From February 1998 until September 2001, Mr. Van Staveren was the Chief Financial Officer of MartinRea International Inc (MRE-TSX), and prior to that he was partner in the mining group of KPMG, which he joined in 1980, and where he provided accounting, and advisory services to his clients.

William J. Weymark: Appointed to the Board of Directors of the Company in January 2007, Mr. Weymark is President of Weymark Engineering Ltd., a Company providing consulting services to businesses in the private equity, construction and resource sector. He is also a director of the VGH & UBC Hospital Foundation Board, and several private companies. Mr. Weymark is also a Member of the Industry Advisory Committee for the Norman B. Keevil Institute of Mining Engineering at the University of British Columbia. Until June 2007, Mr. Weymark was President and CEO of Vancouver Wharves/BCR Marine, a transportation firm located on the west coast of British Columbia. Prior to joining Vancouver Wharves in 1991, Mr. Weymark spent 14 years in the mining industry throughout western Canada working on the start-up and operation of several mines. Mr. Weymark is a Professional Engineer and holds a Bachelor of Applied Science in Mining and Mineral Process Engineering from the University of British Columbia and is a graduate of the Institute of Corporate Directors’, Directors Education Program.

David Langille: Mr. Langille is a seasoned finance executive with over 26 years of international public company experience and joined the Company as Chief Financial Officer in January 2013. He brings a wealth of international financial expertise to NAP, notably a solid track record of optimizing operations to improve operating margins, along with merger and acquisition experience, and raising capital through a broad range of capital market products. Most recently, Mr. Langille served as the CFO and Vice President, Finance of Breakwater Resources Ltd. Prior to this, he served in senior financial positions for various public companies, including Lindsey Morden Group Inc., Capital Environmental Resource Inc., Cott Corporation, and TVX Gold Inc. Mr. Langille received an Honours Bachelor of Business Administration from Wilfrid Laurier University in Waterloo, Ontario, Canada in 1985, and has been a member of the Institute of Chartered Accounts of Ontario and the Society of Management Accountants of Ontario since 1987.

Tess Lofsky: Ms. Lofsky joined the Company in June 2010 as Corporate Counsel and was appointed Corporate Secretary and Counsel in July 2012, and Vice President, General Counsel and Corporate Secretary in December 2012. Prior to joining NAP, Ms. Lofsky worked as a lawyer in the corporate law department of Stikeman Elliott LLP, with a particular emphasis on mining. Ms. Lofsky has worked on a number of transactions, including equity and debt financings, mergers and acquisitions and other mining transactions. She has also had significant involvement in development projects and regional exploration initiatives. Ms. Lofsky holds an Hon B.Soc.Sc. from the University of Ottawa and an LL.B from Queen’s University, and is a member of the Law Society of Upper Canada.

David Peck: Dr. Peck is a Professional Geoscientist with nearly 30 years of exploration and research experience specializing in magmatic nickel-copper-PGE deposits. Dr. Peck holds global recognition as an expert in PGE exploration after serving as a senior technical and strategic consultant to several public and private companies and having worked on exploration and mining projects in more than a dozen countries. He was directly involved in several significant magmatic nickel-copper-PGE discoveries in Canada and overseas. Recently, Dr. Peck served as President and Senior Technical and Strategic Consultant at Revelation Geoscience Ltd., and prior to this, he served as Global Nickel Commodity Leader at Anglo American plc, a Senior Geologist

for Falconbridge Ltd., a Senior Mineral Deposits Geologist with the Manitoba Geological Survey, held various academic roles in Canadian universities, and was the technical lead on a multi-year mineral potential study funded by the Ontario Geological Survey. He has authored numerous public presentations and government and academic publications addressing his area of specialization.

Greg Struble: Mr. Struble is a mine engineer with over 30 years of experience in underground mining. Most recently, he served as Executive Vice President and Chief Operating Officer of Stillwater Mining Company, where he was responsible for two underground palladium mines as well as smelter and refinery operations. Prior to this, he worked as underground project manager for Barrick Gold’s Cortez Hills Joint Venture. Mr. Struble has also worked internationally at a number of large gold mines, including as General Manager of the El Penon mine in Chile and the Jerritt Canyon Mines in Nevada.

Security Holdings

As of the date hereof, the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by all directors and senior officers of the Company is approximately 327,098, which is less than 1% of the Common Shares issued and outstanding.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Mr. Berlin was a director of Ozark Airlines, Inc., doing business as Great Plains Airlines, Inc., which filed a voluntary bankruptcy petition under Chapter 11 of the United States Bankruptcy Code on January 23, 2003. Mr. Berlin resigned from the board of directors of Ozark Airlines on December 14, 2004. Ozark Airlines filed a motion to convert the bankruptcy to Chapter 7, which was granted on March 11, 2005.

Mr. Comba was a director of Black Pearl Minerals Consolidated Inc. from December 1998 to April 2004. In July 2002, the Ontario Securities Commission (“OSC”) issued a cease trading order against Black Pearl for failing to meet its continuous disclosure obligations, which order was revoked on October 3, 2002. A second cease trading order was issued by the OSC on February 3, 2004 for failure to file financial statements, which order was revoked on February 18, 2004.

Mr. Quinn is a director of Mercator Minerals Ltd. On November 8, 2011, an order was issued by the United States Securities and Exchange Commission revoking the registration of Mercator’s common shares in the United States for failing to file periodic reports. On November 8, 2011, the Company filed a Form 40-F registration statement with the Securities and Exchange Commission to re-register Mercator’s common shares in the United States. The Form 40-F registration statement became effective on January 9, 2012.

Mr. Van Staveren’s consulting company, Strategic Financial Services, provided the part-time services of Mr. Van Staveren to act as the Chief Financial Officer of Starfield Resources Inc. (“Starfield”), a junior mineral exploration company, from September 14, 2007 to March 23, 2012. Approximately one year after the termination of this agreement, on March 7, 2013, Starfield filed a Notice of Intention to Make a Proposal pursuant to the provisions of Part III of the Bankruptcy and Insolvency Act (Canada).

Conflicts of Interest

There may be potential conflicts to which the directors of the Company are subject in connection with the business and operations of the Company. The individuals concerned are governed in any conflicts or potential conflicts by applicable law. As of the date hereof, the following directors and officers of the Company hold positions with other companies that explore for or produce PGMs or gold or have other business interests which may potentially conflict with the interests of the Company.

Mr. Comba is the chairman of First Nickel Inc., a TSX-listed company, which owns the Lockerby mine in Sudbury, Ontario, Canada. First Nickel Inc. is a nickel, copper and cobalt producer with platinum group credits that is actively exploring for nickel deposits in Sudbury and south-eastern, Ontario.

LEGAL PROCEEDINGS

The following is a summary of material legal proceedings of which the Company is or has been a party.

In 2000, LDI and B.R. Davidson Mining & Development Ltd. (“Davidson”) entered into a construction contract whereby Davidson agreed to construct an expanded tailings management facility at the LDI Mine. LDI declared Davidson to be in default of the contract on February 2, 2001 and made a demand under a performance bond issued by AXA Pacific Insurance Company (“AXA”). Davidson was the principal named in the bond and the indemnitors were B.R. Davidson Mining & Development Ltd., Atikokan Ready Mix Ltd., Blaine R. Davidson, Bruce R. Davidson and Marlene Davidson. AXA commenced an action against the indemnitors. All of the indemnitors other than Marlene Davidson commenced a third party action against LDI, Sitka Corp., LDI’s engineers, and Aon Reed Stenhouse, the bond broker. The third party action is for some $10.9 million in the event that the construction contract is enforced or some $3 million in the event the construction contract is not enforced, plus other claims in damages for a total of between $10 and $15 million plus costs and interest. LDI has a counterclaim against Davidson for some $10.7 million in liquidated damages for breach of contract. LDI is also the assignee of judgments against Davidson related to subtrade liens, which currently amount to approximately $2.6 million in principal and interest.

In 2011, the Company became aware that a statement of claim had been filed with the Ontario Superior Court of Justice against the Company and two of its officers regarding a potential class action lawsuit. The statement of claim sought permission of the court to commence a class action proceeding for alleged misrepresentations in the Company’s public disclosure. In 2012, a fresh Statement of Claim was filed increasing the amount of the claim to $100 million. In December 2012, the plaintiffs filed a motion of record for certification and for leave. The Company has retained legal counsel and intends to vigorously defend the potential claim. At this stage, it is not possible for the Company to estimate the outcome of the potential action and accordingly, the Company has not recorded any associated provisions within its consolidated financial statements at December 31, 2012.

From time to time, the Company is involved in other litigation, investigations or proceedings related to claims arising out of its operations in the ordinary course of business. In the opinion of the Company’s management, these other claims and lawsuits individually and in the aggregate, even if adversely settled, would not be expected to have a material effect on the results of operations or financial condition of the Company and would not exceed ten percent of the current assets of the Company.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer, shareholder owning, directly or indirectly, or exercising control or direction over, 10% or more of the voting securities of the Company or any associate or affiliate of any of the foregoing has or had a material interest, direct or indirect in any transaction since January 1, 2010 that has materially affected or will materially affect the Company.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc. is the registrar and transfer agent of the Common Shares in Canada, and Computershare Trust Company, N.A. is the co-transfer agent for the Common Shares in the United States.

MATERIAL CONTRACTS

Except for the agreements listed below, the Company has not entered into any material contracts, other than in the ordinary course of business:

(a)	The smelting and refining agreement with Vale dated May 3, 2012 described in the section titled “Description of the Business and General Developments – The Lac des Iles Property – Mining Operations”;

(b)	The convertible debenture indenture dated as of July 31, 2012 between the Company and Computershare Trust Company of Canada (“Computershare”) in respect of the Company’s issuance of 43,000 convertible debentures for gross proceeds of $43 million; and

(c)	The trust indenture dated as of October 4, 2011 between the Company, the guarantors party thereto and Computershare in respect of the issuance of $72 million of senior secured notes.

INTERESTS OF EXPERTS

Information relating to the Company’s Lac des Iles property in this AIF has been derived from the 2013 LDI Report prepared by Tetra Tech under the supervision of Todd McCracken, Todd Kanhai, Philip Bridson, William Richard McBride, Kevin Small and David N. Penna and has been included in reliance on such persons’ expertise. Each of these individuals is a qualified person as such term is defined in NI 43-101 and, with the exception of Kevin Small and David N. Penna who are employees of the Company, is independent from the Company.

None of Tetra Tech, Todd McCracken, Todd Kanhai, Philip Bridson, William Richard McBride, Kevin Small or David N. Penna, each being companies or persons who have prepared or supervised the preparation of reports relating to the Company’s mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. To the knowledge of the Company, as at the date hereof, the aforementioned persons and persons at the companies specified above who participated in the preparation of such reports, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.

Other than as indicated above, neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

KPMG LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation, and that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

RISK FACTORS

The Company’s securities are subject to the following risks. If any of the risks occur, the Company’s business, operating results and financial condition could be materially adversely affected, the trading price of the Common Shares could decline and all or part of any investment may be lost. Additional risks and uncertainties not currently known to the Company, or that are currently deemed immaterial, may also materially and adversely affect the Company’s business operations.

Commodity price fluctuations.

The Company’s earnings are directly related to commodity prices as its revenues are derived from sales of palladium, and to a lesser extent, by gold, platinum, nickel and copper produced from its LDI Mine. Commodity prices can fluctuate widely and are affected by numerous factors beyond the Company’s control, including production at other mines, supply from recycling, producer hedging activities, the state of the automotive industry, other production and investor demands and overall political and economic conditions. The price of palladium is affected by global supply and demand for the commodity, the availability and cost of substitutes and supply from Russia and South Africa, the two major PGM producing countries. An increased supply of palladium from Russia or South Africa could have a negative impact on the price of palladium.

Further, the prices of palladium and platinum have on occasion been subject to very rapid short-term changes because of the smaller size of the market relative to other metals. The aggregate effect of these factors is impossible to predict with any accuracy.

If the price for palladium drops, this will affect the Company’s financial performance and results of operations adversely. Historically, changes in the market price of palladium have significantly impacted the Company’s profitability and the trading price of the Common Shares.

Fluctuations in foreign currency exchange rates in relation to the U.S. dollar.

Changes in the Canadian dollar/U.S. dollar exchange rate significantly affect the Company’s operating results and cash flow. Exchange rate movements can have a significant impact as all of the Company’s revenues are earned in U.S. dollars but most of its operating and capital costs are incurred in Canadian dollars. As a result, a strengthening Canadian dollar relative to the U.S. dollar will result in reduced profit or increased losses for the Company. The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years. The Company does not currently hedge its foreign exchange exposure against the effects of currency fluctuations. There can be no assurance that foreign exchange fluctuations will not materially adversely affect the Company’s financial performance and results of operations.

In addition, changes in currency exchange rates, and particularly a significant weakening of the South African rand relative to the U.S. dollar, could reduce relative costs of production and improve the competitive cost position of South African PGM producers.

Future equity or debt Financing.

The Company may require future financing through the issuance of equity and/or debt to fund its future exploration, development and operations. There can be no assurance that additional financing will be available to the Company when needed or on terms acceptable to the Company. The Company’s inability to raise funding to support ongoing operations and to fund capital expenditures or acquisitions may limit the Company’s growth or may have a material adverse effect upon the Company. The Company cannot predict the size of future issuances of equity and/or the issuance of debt or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares.

The exploration and development of the Company’s properties could require additional financing.

The exploration and development of the Offset Zone at the LDI Mine and other properties could require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration activities, development or production on any or all of the Company’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company.

Deterioration of general economic conditions.

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. The deterioration of economic conditions generally, could negatively impact the Company’s business in several ways. For instance, in recent years financial conditions have been characterized by market volatility, tight credit markets and reduced consumer confidence and business activity, which have negatively impacted the Company’s revenues and the market price of the Common Shares.

In addition, a prolonged or significant global economic contraction could put downward pressure on market prices of PGMs, particularly if demand for PGMs decline in connection with consumer demand, since PGMs are used in the production of items such as automobiles, electronics and jewellery.

In addition, some purchasers of PGMs, such as automobile manufacturers, could experience serious cash flow problems due to deteriorating global capital markets. Approximately half of global demand of palladium and platinum is for the manufacture of automotive catalytic converters. Auto companies and other PGM purchasers may be forced to reduce their product lines or production, shut down their operations or file for bankruptcy protection, which would have a material adverse effect on the Company’s business.

Inability to meet production level and operating cost estimates.

Planned production levels and operating costs are estimates, with the estimates in respect of the Lac des Iles property being based on the Company’s experience in operating such mine. All of the Company’s estimates are subject to numerous uncertainties, many of which are beyond the Company’s control. The Company may have difficulties attracting and maintaining a sufficient amount of qualified labour to meet projected production levels. In addition, there may be increased uncertainty as to the Company’s ability to achieve or maintain projected production at the LDI Mine due to the fact that the Company’s production decisions are not based on feasibility studies of mineral reserves demonstrating economic viability. The Company cannot give assurances that its actual production levels will not be substantially lower than its estimates or that its operating costs will not be materially higher than anticipated. Failures to meet production levels and operating costs estimates could adversely affect the Company’s results of operations.

Expansion of the Lac des Iles mine.

There is significant risk involved in the expansion of projects such as the LDI Mine. Project delays may adversely affect expected revenues and cost overruns may adversely affect project economics. The Company’s ability to complete the expansion of the LDI Mine on time and on budget depends on many factors beyond the Company’s control, including the availability of equipment and personnel, access, weather, accidents, equipment breakdown, the need for government and regulatory approvals and unexpected or uncontrollable increases in the costs of materials. Other risks include, but are not limited to, delays in obtaining sufficient financing, as well as unforeseen difficulties encountered during the expansion process including labour disputes and other risks that generally apply to the Company.

Inaccuracy of mineral resource and reserve estimates.

The calculation of mineral resources, mineral reserves and grades are merely estimates and depend on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which might prove to be unpredictable. Mineral resources that are not mineral reserves do not have demonstrated economic viability and mineral reserve estimates are based on certain assumptions, including metal prices. Until mineral resources or mineral reserves are actually mined and processed, the quantity of reserves or resources and their respective grades must be considered as estimates only. Any material change in the quantity of mineral resources, mineral reserves, grade or stripping ratio may affect the economic viability of the Company’s properties.

The Company cannot be certain that its mineral resource and reserve estimates are accurate and cannot guarantee that it will recover the indicated quantities of metals. Future production could differ dramatically from such estimates for the following reasons: (1) actual mineralization or ore grade could be different from those predicted by drilling, sampling, feasibility studies or technical reports; (2) increases in the capital or operating costs of the mine; (3) changes in the life-of-mine plan; or (4) the grade of ore may vary over the life of the mine and the Company cannot give any assurances that any particular mineral reserve estimate will ultimately be recovered.

The occurrence of any of these events may cause the Company to adjust its mineral resource and reserve estimates or change its mining plans, which could negatively affect the Company’s financial condition and results of operations. Moreover, short-term factors, such as the need for additional development of the orebody or the processing of new or different grades if and when operations resume, may adversely affect the Company.

Decreases in the market price of palladium, gold or other metals may render the mining of reserves uneconomic.

The mineral resource and reserve figures presented in this AIF are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of palladium, platinum, gold, nickel and copper will be produced. Factors such as metal price fluctuations, increased production costs, reduced recovery rates and other factors, may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time.

The 2013 LDI Report for the Lac des Iles property assumes the following long-term prices: For the Roby Zone, Open Pit and Stockpiles US$350 per ounce for palladium, US$1,400 per ounce for platinum, US$850 per ounce for gold, US$6.50 per pound for nickel and US$2.00 per pound for copper; and for the Offset Zone US$675 per ounce for palladium, US$1,675 per ounce for platinum, US$1,750 per ounce for gold, US$8.00 per pound for nickel and US$3.50 per pound for copper. Mineral reserve and resource estimates would be lower than estimated to the extent the actual metal prices are lower than assumed.

Increased demand for, and cost of, exploration, development and construction services and equipment.

The overall strength of the metal market has resulted in an increase in exploration, development and construction activities around the world, resulting in increased demand for, and cost of, exploration, development and construction services and equipment. The costs of such services and equipment could increase in the future, which could result in delays if services or equipment cannot be obtained in a timely manner.

Future exploration at the Lac des Iles property or at the Company’s other exploration properties may not result in increased mineral resources or mineral reserves.

As mines have a depleting asset base, the Company actively seeks to replace and expand its mineral resources and mineral reserves through exploration and development, strategic acquisitions and joint ventures. The Company has conducted exploration programs on the Lac des Iles property and elsewhere with the objective of increasing total mineral resources and mineral reserves. Exploration for minerals involves many risks and uncertainties and is frequently unsuccessful. Among the many uncertainties inherent in any exploration and development program are the location of mineralized zones, the development of appropriate metallurgical processes, the receipt of necessary governmental permits to mine a deposit and the construction of mining and processing facilities. Assuming discovery of an economic mineralized zone, several years may elapse from the completion of the exploration phase until commercial production commences and during such time the economic feasibility of production may change. There can be no assurance that the Company’s current exploration and development programs will result in economically viable mining operations or yield new mineral resources and mineral reserves to replace current mineral resources and mineral reserves. This could prevent the Company from sustaining its targeted production levels over the long term, which could affect its ability to continue as a going concern.

The risks and hazards associated with mining and processing pose operational and environmental risks.

Mining and processing operations involve many risks and hazards, including, among others: metallurgical and other processing problems; unusual and unexpected rock formations; ground or slope failures or underground cave-ins; environmental contamination; industrial accidents; fires; flooding and periodic interruptions due to inclement or hazardous weather conditions or other acts of nature; organized labour disputes or work slow-downs; mechanical equipment failure and facility performance problems; and the availability of critical materials, equipment and skilled labour. These risks could result in: damage to, or destruction of, the Company’s properties or production facilities, personal injury or death; environmental damage; delays in mining or processing; increased production costs; asset write downs; monetary losses, and legal liability.

The Company cannot be certain that its insurance will cover all of the risks associated with mining and processing or that it will be able to maintain insurance to cover these risks at economically feasible premiums. The Company could also become subject to liability for hazards against which it cannot insure or against which the Company may elect not to insure because of high premium costs or commercial impracticality. Such events could result in a prolonged interruption in operations that would have a negative effect on the Company’s ability to generate revenues, profits and cash flow. Losses from such events may increase costs and decrease profitability.

Failure to achieve or maintain projected production levels for its mining operations.

The Company’s future prospects will be negatively affected if the LDI Mine fails to achieve or maintain projected production levels. Unforeseen conditions or developments could arise during the ongoing development and operation of the LDI Mine or other properties, which could increase costs and adversely affect the Company’s ability to generate revenue and profits. These conditions may include, among others: shortages or unanticipated increases in the cost of equipment, materials or skilled labour; delays in delivery of equipment or materials; labour disruptions; adverse weather conditions or natural disasters; accidents; unforeseen engineering, design, environmental or geological problems; and unanticipated changes in the life-of-mine plan or the ultimate mine design.

Exploration of Divestiture Opportunities in Respect of the Company’s gold assets.

No assurances can be made that the Company’s intention to divest its gold assets will result in the Company pursuing any particular transaction or strategic alternative in respect thereof or that a profit will be obtained if the gold assets were to be divested.

Risks of acquisitions and the failure to integrate acquired mining properties.

As part of its development strategy, the Company intends to acquire additional mining properties where such transactions are economically and strategically justified. However, there can be no assurance that the Company will be able to identify attractive acquisition candidates in the future or that it will succeed at effectively managing the integration of acquired mining properties. If the expected synergies from such transactions do not materialize, or if the Company fails to integrate such new mining properties successfully into its existing business, or if acquired businesses or properties have unexpected liabilities, the Company’s results of operations could be adversely affected.

Title to the Company’s mineral properties cannot be guaranteed.

The Company cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior recorded and unrecorded agreements, transfers or claims, and title may be affected by, among other things, undetected defects. Additionally, there can be no guarantee that potential aboriginal rights claims to the Company’s mineral properties will not create delays in project approval, unexpected interruptions in project progress or result in additional costs to advance the project. A successful challenge to the area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

The Company is dependent on third parties for smelting and refining its palladium.

The Company has a smelter agreement with Vale and a smelter agreement with Aurubis, which provide for the smelting and refining of the metals contained in the concentrates produced at the Lac des Iles property. The termination of the agreement or the failure to renew the agreement on acceptable terms, or at all, could have a material adverse effect on the Company’s financial performance and results of operations until such time as alternative smelting and refining arrangements could be made or alternative purchasers of the Company’s concentrates could be found. If the Company is required to make alternative refining arrangements or to find alternative purchasers, there can be no assurance that such arrangements would be on terms as favourable to the Company as its existing agreement with Vale.

Environmental and other regulatory requirements.

Environmental laws and regulations affect the exploration, development, mining and processing operations of the Company. These laws and regulations set various standards regulating the environment and require the Company to obtain various operating approvals and licenses. Environmental legislation generally provides for restrictions and prohibitions on emissions of various substances produced in association with mining operations, such as seepage from tailings containment facilities, which could result in environmental pollution.

In addition, amendments to current laws or regulations governing mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in costs, reductions in levels of production, or delays in the development of new mining properties. In addition to existing requirements, it is expected that new environmental legislation may be implemented in the future with the objective of further protecting human health and the environment. New environmental legislation or changes in existing environmental legislation could have a negative effect on production levels, product demand, and methods of production and distribution. The complexity and breadth of these issues make it difficult for the Company to predict their impact.

A breach of such legislation could result in the issuance of governmental orders, imposition of fines and penalties and, in certain circumstances, could result in the loss of operating licenses or approvals, or the suspension of the Company’s operations. Significant liabilities could be imposed for damages or clean-up costs in the event of damage to the environment or non-compliance with environmental laws or regulations, which may have a material adverse impact on the Company’s operations or financial results. If the Company fails to obtain or maintain the necessary operating approvals or licenses or it may not be able to continue its operations in its usual manner or at all.

The Company cannot give assurances that it will at all future times be in compliance with all federal and provincial environmental legislation or that steps to bring the Company into compliance would not have a negative effect on its financial condition and results of operations.

The cost of complying with environmental legislation may be significant.

The Company’s operations are subject to extensive environmental legislation. This legislation requires the Company to obtain various operating approvals and licenses and also imposes standards and controls on activities relating the exploration, development and production activities. The cost to the Company of obtaining operating approvals and licenses and abiding by environmental legislation, standards and controls may be significant.

The Company will be responsible for all costs of closure and reclamation at the Lac des Iles property. In addition, to the extent that the Company’s exploration activities at other projects, disturb the land or some other environmental attribute, the Company may incur clean-up and other reclamation costs at such projects. During 2012, the Company’s mine closure obligations were revised to reflect the Company’s most current closure cost estimates, expected mine lives and market rate assumptions. The current mine closure obligations for the Lac des Iles property are approximately $15.2 million.

The Company’s obligations with respect to the eventual clean-up and restoration of these sites is secured by letters of credit. There can be no assurance that the closure and reclamation costs for the LDI Mine, the Vezza mine or the Sleeping Giant mine will not substantially exceed the Company’s estimates, or that any letters of credit will cover these costs.

Changes in environmental legislation or in its enforcement, new information on existing environmental conditions or other events, including changes in environmental controls or standards or in their enforcement, may increase future environmental expenditures or otherwise have a negative effect on the Company’s financial condition and results of operations.

Compliance with current and future government regulations may cause the Company to incur significant costs.

The Company’s activities are subject to extensive Canadian federal and provincial legislation governing matters such as mine safety, occupational health, labour standards, prospecting, exploration, production, exports, toxic substances, explosives, management of natural resources, price controls, land use, water use and taxes. Compliance with this and other legislation could require the Company to make significant capital outlays. The enactment of new legislation or more stringent enforcement of current legislation may increase costs, which could have a negative effect on the Company’s financial position. The Company cannot make assurances that it will be able to adapt to these regulatory developments on a timely or cost effective basis. Violations of these laws, regulations and other regulatory requirements could lead to substantial fines, penalties or other sanctions including possible shut-downs of the Lac des Iles property and future operations, as applicable.

The Company is required to obtain and renew governmental permits in order to conduct mining operations, which is often a costly and time-consuming process.

Throughout the normal course of business, the Company is required to obtain and renew governmental permits for exploration, operations and expansion of existing operations or for the development of new projects. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of permitting efforts are contingent upon many variables not within the Company’s control, including the interpretation of requirements implemented by the applicable permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed the Company’s expectations. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could materially adversely affect the Company’s revenues and future growth.

If the Company loses key personnel or is unable to attract and retain personnel, the Company’s mining operations and prospects could be significantly harmed.

The Company is dependent upon the services of a small number of members of senior management. The Company’s current operations and its future prospects depend on the experience and knowledge of these individuals. The Company does not maintain any “key person” insurance. The loss of one or more of these individuals could have a material adverse effect on the Company’s mining operations and results of operations.

The Company faces competition from other larger suppliers of PGMs and from potential new sources of PGMs.

The Company competes globally with other PGM producers and suppliers, some of which are significantly larger and have access to greater mineral reserves and financial resources. In addition, recycling and new mines could increase the global supply of palladium and gold. The Company may not be successful in competing with these existing and emerging PGM and gold producers and suppliers.

Current and future litigation and regulatory proceedings may impact the revenue and profits of the Company.

The Company may be subject to civil claims (including class action claims) based on allegations of negligence, breach of statutory duty, public nuisance or private nuisance or otherwise in connection with its operations or investigations relating thereto. While the Company is presently unable to quantify its potential liability under any of the above heads of damage, such liability may be material to the Company and may materially adversely affect its ability to continue operations.

In addition, the Company may be subject to actions or related investigations by governmental or regulatory authorities in connection with its activities at the Lac des Iles property, the Sleeping Giant mine or its other properties. Such actions may include prosecution for breach of relevant legislation or failure to comply with the terms of the Company’s licenses and permits and may result in liability for pollution, other fines or penalties, revocations of consents, permits, approvals or licenses or similar actions, which could be material and may impact the results of operations of the Company. The Company’s current insurance coverage may not be adequate to cover any or all the potential losses, liabilities and damages that could result from the civil and/or regulatory actions referred to above.

The development of new technology or new alloys could reduce the demand for palladium and platinum.

Demand for palladium and platinum may be reduced if manufacturers in the automotive, electronics and dental industries find substitutes for palladium or platinum. The development of a substitute alloy or synthetic material which has catalytic characteristics similar to PGMs could result in a decrease in demand for palladium and platinum. Furthermore, if the automotive industry were to develop automobiles that do not require catalytic converters, such as pure electric vehicles, it could significantly reduce the demand for palladium and platinum. High prices for palladium or platinum would create an incentive for the development of substitutes. Any such developments could have a material adverse effect on the Company’s financial condition and results of operations.

The Company’s credit facility and the Notes provide for events of default, some of which are beyond the Company’s control.

The Company has a credit facility to borrow money to finance its operations. The credit facility and the Notes contain certain events of default, some of which may be beyond the Company’s control, the occurrence of which could require the Company to pay back immediately all amounts borrowed under such credit facility or the Notes, as applicable.

The Company’s hedging activities could expose it to losses.

From time to time, the Company may engage in hedging activities to manage its exposure related to currencies, interest rates and commodity prices. While hedging related to realized metal prices may protect the Company against low metal prices, it may also limit the price the Company can receive on hedged products. As a result, the Company may be prevented from realizing possible revenues in the event that the market price of a metal exceeds the price stated in a forward sale or call option contract. In addition, the Company may experience losses if a counterparty fails to purchase under a contract when the contract price exceeds the spot price of a commodity.

Lack of infrastructure could delay or prevent the Company from developing its projects.

Completion of the development of the Company’s development projects is subject to various requirements, including the availability and timing of acceptable arrangements for electricity or other sources of power, water and transportation facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Company’s advanced exploration projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that: the development of the Company’s projects will be completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume; or the ongoing operating costs associated with the development of the Company’s advanced projects will not be higher than anticipated.

The Company may fail to achieve and maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act and equivalent Canadian legislation.

The Company documented and tested during its most recent fiscal year its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”) and equivalent Canadian legislation. Both SOX and Canadian legislation require management to assess annually the effectiveness of the Company’s internal control over financial reporting (“ICFR”).

The Company may fail to maintain the adequacy of its ICFR as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude, on an ongoing basis, that it has effective ICFR in accordance with Section 404 of SOX and equivalent Canadian legislation. The Company’s failure to satisfy the requirements of Section 404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Common Shares or the market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. No evaluation can provide complete assurance that the Company’s ICFR will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, if the Company expands, the challenges involved in implementing appropriate ICFR will increase and will require that the Company continue to improve its ICFR.

Difficulty of investors in the United States to enforce civil liabilities against the Company based solely upon the federal securities laws of the United States.

The Company is a Canadian corporation, with its principal place of business in Canada. A majority of the Company’s directors and officers and some or all of the experts named in this AIF are residents of Canada and a significant portion of the Company’s assets and the assets of a majority of the Company’s directors and officers and the experts named in this AIF are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or its directors or officers or such experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the United States Securities Act of 1933, as amended. Investors should not assume that Canadian courts (1) would enforce judgments of U.S. courts obtained in actions against the Company or such directors, officers or experts predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against the Company or such directors, officers or experts predicated upon the U.S. federal securities laws or any such state securities or “blue sky” laws. In addition, the protections afforded by Canadian securities laws may not be available to investors in the United States.

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate

The Audit Committee is responsible for assessing the performance of the Company’s auditors and for reviewing the Company’s financial reporting and internal controls. The Committee has adopted a charter, ratified by the Board, which describes roles and responsibilities to the members of the Committee.

The Audit Committee mandate is set out in full beginning on page 61.

Composition of the Audit Committee

The Audit Committee is comprised of Messrs. Berlin (chairman), Van Staveren, Comba and Quinn.

Relevant Education and Experience

Messrs. Berlin, Van Staveren, Comba and Quinn are independent as such term is defined in NI 52-110 – Audit Committees and are financially literate. Each of the members has the requisite qualification to serve on the Audit Committee. Mr. Berlin has received a CPA, a bachelor’s degree from Duquesne University, an MBA from the University of Wisconsin Madison and has completed the Executive Management program at Stanford University. Mr. Van Staveren has received a CA and a CPA designation and was a former partner at KPMG LLP. Each of Messrs. Comba and Quinn has had extensive management and board experience in the mining industry.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Company’s external auditors are pre-approved by the Audit Committee.

External Auditor Service Fees

Audit Fees

The aggregate fees billed by KPMG LLP, Chartered Accountants, the Company’s external auditors for the fiscal years ended December 31, 2012 and 2011, for audit fees, including professional services that are normally provided by the external auditors in connection with statutory and regulatory filings or engagements for such years were $543,282 and $556,000, respectively.

Audit-Related Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2012 and 2011 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Company’s financial statements for that year were $67,000 and $30,000, respectively. In 2012, these fees were paid for services rendered in connection with French translation services for various documents including quarterly financial statements and MD&A. In 2011, these fees were paid for services rendered in connection with the 2011 prospectus filings.

Tax Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2012 and 2011 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were $63,812 and $104,765, respectively. Tax services included preparation of corporate tax returns and review of tax provisions. In 2012, such fees were paid for the preparation of federal/provincial tax returns and other tax compliance and tax advisory services. In 2011, such fees were paid for the preparation of federal/provincial tax returns.

All Other Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2012 and 2011, other than for the services reported in the preceding three paragraphs, were $nil and $nil, respectively.

ADDITIONAL INFORMATION

We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of the provinces of Canada through SEDAR and any document we file with or furnish to the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. Certain of our filings are also available electronically on EDGAR, and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s management information circular for its most recent annual meeting of securityholders that involved the election of directors. As well, additional financial information is provided in the Company’s annual financial statements for the year ended December 31, 2012 and management’s discussion and analysis of operations and financial results.

AUDIT COMMITTEE MANDATE

Composition

The Audit Committee shall consist of a minimum of three directors of the Company.

(1)	The Audit Committee shall be comprised entirely of independent directors, as such term is defined by applicable laws and related rules and regulations, and rules of relevant stock exchanges (collectively referred to as “Applicable Laws”). For clarity, US Applicable Laws means those applicable to SEC registrants that are foreign private issuers.

(2)	A member is only exempt from the independence requirements if permitted by Applicable Laws. The appointment of a non-independent director shall be disclosed in the next proxy circular mailed to shareholders. If there is reliance on curing provisions, notice shall be given to the stock exchanges immediately upon learning of the circumstances that resulting in the non-compliance.

(3)	A quorum for the transaction of business at all meetings of the Audit Committee shall be a majority of members.

Qualifications and Experience

At the time of appointment or within a reasonable period of time following appointment, each member of the Committee must be financially literate, having the ability to read and understand a set of financial statements that present the breadth and level of complexity or accounting issues that are generally comparable to the breadth and complexity of the issues that can be reasonably be expected to be raised by the Company’s financial statements.

(1)	At least one member (the “financial expert”) of the Committee must have:

(a)	An understanding of financial statements and accounting principles used by the Company to prepare its financial statements;

(b)	The ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(c)	Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)	An understanding of internal controls and procedures for financial reporting; and

(e)	An understanding of audit committee functions.

(2)	The financial expert must have acquired the foregoing attributes through one or more of the following:

(a)	Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(b)	Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(c)	Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(d)	Other relevant experience.

Mandate and Responsibilities

The Audit Committee shall:

(1)	Review and assess the adequacy of the Audit Committee mandate on an annual basis;

(2)	Meet with the Company’s external auditors as necessary and before the submission of the audited annual financial statements to the Board and communicate to external auditors that they are ultimately accountable to the Board and the Audit Committee as representatives of shareholders;

(3)	Review the annual financial statements of the Company and “management’s discussion and analysis” and recommend the financial statements for approval to the Board;

(4)	Review and approve interim financial statements of the Company and “management’s discussion and analysis” prior to filing with the securities regulatory authorities and delivery to shareholders;

(5)	Obtain explanations from management on all the significant variances between comparative reporting periods and, in respect the annual financial statements, question management and the external auditor regarding the significant financial reporting issues discussed during the fiscal period and the method of resolution;

(6)	Be responsible for:

(a)	Ensuring that a written statement is obtained from the external auditor describing all relationships between the external auditor and the Company;

(b)	Discussing with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor; and

(c)	Determining that the external auditors have a process in place to address the rotation of the lead partner and other audit partners serving the account as required under Canadian independence standards and the SEC independence rules, as applicable to foreign private issuers;

(7)	Assess the performance of the external auditors and recommend to the Board annually or as they may otherwise determine a duly qualified external auditor to be nominated (for appointment or retention) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

(8)	Review the plan and scope of the audit to be conducted by the internal (if any) and external auditors of the Company;

(9)	Approve, or recommend to the Board for approval, the compensation of the external auditors;

(10)	Directly oversee the work of the external auditors, including reviewing the Company’s critical accounting policies and practices, material alternative accounting treatments and material written communications between the external auditors and management, and the resolution of disagreements between management and the external auditor regarding financial reporting;

(11)	Pre-approve all audit and permitted non-audit services to be provided to the Company or its subsidiary entities by its external auditors or the external auditors of the Company’s subsidiary, in accordance with Applicable Laws;

(12)	Review all post-audit or management letters containing the recommendations of the external auditor and management’s response or follow-up of any identified weakness;

(13)	Meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with external auditors;

(14)	Oversee the governance of management’s Disclosure Committee;

(15)	Review all annual and interim earnings press releases;

(16)	Determine that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements, other than disclosure in the Company’s financial statements, management’s discussion and analysis and earnings press releases, and periodically assess the adequacy of these procedures;

(17)	Establish procedures for:

(a)	The receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	The confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(18)	Enquire as to the adequacy of the Company’s system of internal controls and review periodic reports from management about internal controls, including an assessment of risk with respect to financial reporting;

(19)	Review and approve all related party transactions;

(20)	Review and approve the Company’s hiring policies regarding employees and former employees of the present and former external auditors of the Company;

(21)	Have such other duties, powers and authorities, consistent with the provisions of the Canada Business Corporations Act, as the Board may, by resolution, delegate to the Audit Committee from time to time.

Authority

The Audit Committee shall have the authority:

(1)	For the purpose of performing their duties, to inspect all of the books and records of the Company and its affiliates and to discuss such accounts and records and any matters relating to the financial position or condition of the Company with the officers and internal (if any) and external auditors of the Company and its affiliates;

(2)	To engage independent counsel and other advisors as it determines necessary to carry out its duties;

(3)	To set and pay the compensation for any advisors employed by the Audit Committee, including without limitation, compensation to any public accounting firm engaged for the purpose of preparing or issuing and audit report or performing other audit, review or attest services for the Company;

(4)	To set and pay the ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties; and

(5)	To communicate directly with the internal (if any) and external auditors.

Proceedings

The following shall apply to the proceedings of the Audit Committee.

(1)	The business of the Audit Committee shall be transacted in person, by conference call or by resolution in writing. All questions at a meeting shall be decided in accordance with the vote of a majority of those present and the Chairman of the meeting shall not have a second or casting vote.

(2)	A resolution in writing signed by all members of the Audit Committee shall be as valid as if it had been passed at a duly called and constituted meeting. Such resolutions in writing may be in one or more counterparts.

(3)	The Audit Committee Chairman shall periodically report to the Board of Directors on the activities of the Audit Committee.

(4)	The external auditor of the Company shall, at the expense of the Company, be entitled to attend and be heard at or may be invited to any meeting of the Audit Committee.

(5)	The external auditor and senior management shall have the opportunity or may be invited to meet separately with the Audit Committee.

(6)	The minutes of the proceedings of the Audit Committee and any resolutions in writing shall be kept in a book provided for that purpose which shall always be open for inspection by any director of the Company.

IMPERIAL-METRIC CONVERSION TABLE

Imperial	Metric
1 troy ounce	31.103 grams
1 ton, short	0.907 tonnes
1 troy ounce per ton	34.286 grams per tonne
1 foot	0.305 metres
1 mile	1.609 kilometres
1 acre	0.405 hectares

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this document:

“2013 LDI Resort” means the new NI 43-101 report titled “Technical Report Lac des Isles Mine, Ontario, Incorporating Prefeasibility Study Offset Zone Phase I” dated February 13, 2013 prepared by Tetra Tech WEI Inc.

“2750538” means 2750538 Canada Inc.

“ActLabs” means Activate Laboratories Ltd.

“Agnico-Eagle” means Agnico-Eagle Mines Ltd.

“AIF” means this Annual Information Form.

“Applicable laws” means rules of relevant stock exchanges.

“AXA” means AXA Pacific Insurance Company.

“ball mill” means a rotary grinding mill which uses metal balls to reduce ore to a fine particle size.

“By-Law” means the advance notice by-law adopted by the Company’s Board of Directors effective February 21, 2013.

“BRIC” collectively refers to Brazil, Russia, India and China.

“Cadiscor” means Cadiscor Resources Inc.

“catalyst” is a substance which, when present in small amounts, modifies the rate or efficiency of a chemical reaction of other substances without being consumed in the process.

“catalytic converter” means a pollution control device, fitted to the exhaust systems of vehicles powered by internal combustion engines. This device contains platinum, palladium and sometimes rhodium, which assist in the conversion (oxidation) of carbon monoxide and hydrocarbons into carbon dioxide and water.

“CBCA” means the Canada Business Corporations Act.

“CDN Resource” means CDN Resource Laboratories.

“Common Share” means the common shares of the Company.

“Company” means North American Palladium Ltd.

“Computershare” means Computershare Trust Company of Canada.

“concentrate” means a product containing the valuable metal and from which most of the waste material in the ore has been removed.

“Cowboy Zone” means the underground PGM Zone at the LDI Mine located 30 to 60 metres to the west of the Offset Zone and extends for up to 250 metres along strike and 300 metres down dip.

“CRM” means certified reference material.

“cut-off grade” is determined by the following formula parameters: estimates over the relevant period of mining costs, ore treatment costs, general and administrative costs, refining costs, royalty expenses, process and refining recovery rates and PGM prices.

“Davidson” means B. R. Davidson Mining & Development Ltd.

“diamond drilling” means rotary drilling using diamond impregnated bits to produce a solid continuous core sample of the underlying rock.

“EGAB” means East Gabbro.

“Electromagnetic VTEM” means Electromagnetic Versatile Time Domain Electro-Magnetics.

“ETFs” means exchange traded funds.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“feasibility study” means a program to establish whether a mineral deposit can be successfully mined considering technical and economic parameters.

“gabbro” means a dark, course-grained intrusive rock usually composed of angular rock fragments.

“grade” means a particular quantity of ore or mineral relative to other constituents, in a specified quantity of rock.

“g/t” means grams per tonne.

“head grade” means the quantity of valuable mineral or metal contained in each tonne of ore delivered to the concentrator.

“HGABBX” means Heterolithic Gabbro Breccia.

“HMDC” means Homestake Mineral Development Company.

“ICFR” means the Company’s internal control over financial reporting.

“ICP” means inductively coupled plasma.

“IEC” means International Electrotechnical Commission

“IFRS” means International Financial Reporting Standards.

“indicated resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred resource” means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“intrusion/intrusive” means a mass of igneous rock that was injected and solidified within the earth’s crust.

“IP” means induced polarization.

“iridium” means hard, brittle, silver-white platinum group metal used for pen tips, jewellery, resistance wiring, electronic contacts and electrodes.

“ISO” means International Standards Organization.

“KFOC” means Kaiser-Francis Oil Company.

“km2” means square kilometre.

“KPMG” means KPMG, LLP Chartered Accountants of Toronto, Ontario.

“LDI” means Lac des Iles Mines Ltd.

“LDI Mine” means the Lac des Iles mine.

“mafic rocks” or “ultramafic rocks” means rocks composed of 40 to 90% mafic minerals (PGM deposits are usually hosted in mafic and untramafic intrusive rocks).

“MBI” means the Mine Block Intrusive.

“measured resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“Midland” means Midland Exploration Inc.

“mineral reserve” means the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“mineral resource” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

“mineralization” means the concentration of metals and their chemical compounds within a body of rock.

“MNDM” means the Ontario Ministry of Northern Development and Mines.

“Mt” means million tonnes.

“NAP Quebec” means NAP Quebec Mines Ltd.

“North VT Rim” means mineralization of possible economic significance located about one kilometre along strike to the east of the Roby Zone which may be contiguous to an extension of the Roby Zone.

“NPI” means net profit interest.

“NQ” refers to a common diameter (47.6 mm) size of core.

“NSR royalty” means net smelter return royalty, being a royalty based on the gross proceeds received from the sale of minerals less the cost of smelting, refining, freight and other related costs.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“Notes” means the $72 million of senior secured notes issued by the Company in October and November 2011 in $1,000 denominations, bearing interest at a rate of 9.25% per year, payable semi annually commencing on March 31, 2012.

“NYSE MKT” means the NYSE MKT LLC.

“Offset Zone” means the mineralized zone located below and approximately 250 metres to the west of the Lac des Iles underground mine orebody.

“OK” means ordinary kriging.

“ore” means a mixture of valuable and worthless minerals from which at least one of the minerals can be mined and processed at an economic profit.

“OSC” means the Ontario Securities Commission.

“osmium” means a rare, hard white metal.

“ounce” or “oz.” means a troy ounce. A troy ounce is equal to one-twelfth part of a pound or 31.103 grams.

“Outlaw Zone” means the potential zone of mineralization at the LDI Mine located to the west of the Offset Zone.

“overburden” means unconsolidated material that overlies a mineral deposit and must be removed prior to mining.

“palladium” means a white, ductile, malleable precious metal that does not tarnish at normal temperatures. Wide applications range from electronics, dentistry, jewellery and automotive catalytic converters.

“PdEq” means palladium equivalent.

“PGEs” means platinum group elements.

“PGMs” means “Platinum Group Metals”. Platinum Group Metals include platinum, palladium, rhodium, ruthenium, osmium and iridium. All PGMs have catalytic qualities and resist corrosion and are chemically inert over a wide range of temperatures.

“pyroxenite” means an ultramafic rock which predominantly contains the mafic mineral pyroxene (Mg-rich silicate).

“QA” means quality assurance.

“QC” means quality control.

“qualified person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member in good standing of a professional association.

“rhodium” means a silver-white metal of the platinum family resistant to tarnishing and used as an electrode posit, or alloyed with platinum to manufacture thermocouples.

“Rights Plan” means the shareholder rights plan of the Company.

“Roby Zone” means the previously operated open pit and the underground mine which is currently in production on the Lac des Iles property.

“RPA” means Roscoe Postle Associates Inc.

“RQD” means rock quality designation measurements.

“SGS” means SGS Minerals Services.

“SEC” means the United States Securities and Exchange Commission.

“Sheridan” means John Patrick Sheridan

“Sheriff Zone” means the potential new PGM zone at the Lac des Iles Property, approximately 100 meters southeast of the Offset Zone.

“Sitka” means Sitka Corp.

“SOX” means the Sarbanes Oxley Act.

“SPG” means Sheridan Platinum Group Inc.

“Starfield” means Starfield Resources Inc.

“stripping ratio” means the ratio of units of waste material required to be removed to facilitate the mining of one unit of economic material.

“tailings” means that portion of the ore which remains after the valuable minerals have been extracted.

“t/a” means tonnes per year.

“t/d” means tonnes per day.

“Tetra Tech” means Tetra Tech WEI Inc.

“TMF” means tailings management facility.

“tonne” means a metric measure consisting of 2,204.6 pounds or 1,000 kilograms.

“TSX” means the Toronto Stock Exchange.

“ultramafic” means rocks composed of greater than 90% mafic minerals (PGM deposits are usually hosted in mafic and ultramafic intrusive rocks).

“USW” means the United Steelworkers of America, Local 9422.

“Vale” means Vale Canada Limited (formerly Vale Inco Limited).

“waste” means barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

“XPS” means Xstrata Process Support.

“Xstrata” means Xstrata Nickel.